CLEARY GOTTLIEB STEEN & HAMILTON LLP

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ROGER J. BENRUBI
SENIOR COUNSEL
JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE [illegible]R

July 7, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JUNE 30, 2006

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

1.1 Publication relating to the issuance of (up to) €600 million fixed rate bonds, dated June 2, 2006.

1.2 Notice of aggregate voting rights as of May 17, 2006, published on June 2, 2006.

1.3 Publication relating to the issuance of €530.50 million fixed rate bonds, dated June 12, 2006.

1.4 Publication relating to the setting of the shareholder dividend and approval of the annual accounts, dated June 21, 2006.

1.5 Publication relating to the issuance of €500 million subordinated and variable interest rate bonds, dated June 30, 2006.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

A. Erratum, dated June 13, 2006, to the Final Terms, dated March 29, 2006, relating to the issuance if EUR 200,000,000 Index Linked Notes due March 31, 2021.

B. Erratum, dated June 13, 2006, to the Final Terms, dated March 29, 2006, relating to the issuance if EUR 300,000,000 Index Linked Notes due March 31, 2021.

C. Final Terms relating to the issuance of GBP 750,000,000 Floating Rate Notes due 2009, dated June 19, 2006.

D. Final Terms relating to the issuance of USD 1,250,000,000 Floating Rate Notes due 2011, dated June 19, 2006.

E. Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due June 2008, dated June 28, 2006.

F. Final Terms relating to the issuance of EUR 550,000,000 Floating Rate Subordinated Notes due 2008, dated June 28, 2006.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through June 30, 2006.

   3.2 Shareholders Newsletter No. 14, dated June 2006.

   3.3 Presentation entitled "European Financials Conference 2006", dated June 7, 2006.

   3.4 Presentation entitled "Cash Offer for 100% of Emporiki presented by Crédit Agricole S.A.", dated June 13, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publication relating to the issuance of (up to) €600 million fixed rate bonds

Published in the BALO on June 2, 2006

Please see the attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published June 2, 2006, Bulletin No. 66

Further to the notice dated April 19, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of March 31, 2006, the total of previously issued outstanding debt amounted to €10,685,171,772, to €11,008,968,635 for redeemable subordinated debt (TSR) and to €1,553,755,050 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €3,034,330,000, has decided to issue subordinated debt with no fixed term in a maximum amount of 600,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.30%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of September 26, 2006 and the last as of June 26, 2018. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is June 26, 2006 under *code valeur* number FR 0010337097. The principal amount of the notes will be announced in the BALO on June 12, 2006.

Exhibit 1.2

Notice of aggregate voting rights as of May 17, 2006

Published in the BALO on June 2, 2006

Please see the attached English-language translation.

Exhibit 1.2

English translation from French

Crédit Agricole S.A. BALO Notice published June 2, 2006, Bulletin No. 66

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

VOTING RIGHTS

In accordance with the provisions of Article L. 233-8 of the French Commercial Code, Crédit Agricole S.A. informs its shareholders that as of Wednesday, May 17, 2006, the date of the ordinary and extraordinary shareholders' meeting, its share capital was composed of a total of 1,497,322,301 shares and the number of voting rights was 1,472,471,152.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publication relating to the issuance of €530.50 million fixed rate bonds

Published in the BALO on June 12, 2006

Please see the attached English-language summary.

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published June 12, 2006, Bulletin No. 70

Further to the notice dated June 2, 2006, this notice announces the issuance by Crédit Agricole S.A. of €530,500,000 principal amount notes (approved by the *AMF* with visa number 06-162 on May 30, 2006).

Exhibit 1.4

Publication relating to the setting of the shareholder dividend and approval of the annual accounts

Published in the BALO on June 21, 2006

Please see the attached English-language summary.

Exhibit 1.4

English summary from French

Crédit Agricole S.A. BALO Notice published June 21, 2006, Bulletin No. 74

This notice announces the approval of the annual accounts for fiscal year 2005, as published in the BALO on April 28, 2006, by the shareholders' general meeting held on May 17, 2006.

Part I of the notice is an extract from the minutes of the shareholders' meeting concerning the third resolution (Appropriation of income, setting of dividend and distribution of the dividend). The shareholders decided to appropriate the net income for 2005 (€2 450 087 502.11) minus the balance carried forward (€232 213 796.33), i.e. a total of €2 682 301 298.44, as follows:

1. 5% of net profits, €122 504 375.11, to the legal reserve;

2. €1 407 482 962.94 to the payment of a dividend of €0.94 per share;

3. €1 152 313 960.39 to the balance carried forward.

Parts II and III of the notice set out the auditors' reports on the annual and consolidated accounts. For an English language version of these documents, please refer to the update of the 2005 *Document de reference*, registered with the AMF on May 22, 2006, an English version of which was included as Exhibit 1.1 in the submission to the SEC for the month of May 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.4

Publication relating to the setting of the shareholder dividend and approval of the annual accounts

Published in the BALO on June 21, 2006

Please see the attached English-language summary.

Exhibit 1.4

English summary from French

Crédit Agricole S.A. BALO Notice published June 21, 2006, Bulletin No. 74

This notice announces the approval of the annual accounts for fiscal year 2005, as published in the BALO on April 28, 2006, by the shareholders' general meeting held on May 17, 2006.

Part I of the notice is an extract from the minutes of the shareholders' meeting concerning the third resolution (Appropriation of income, setting of dividend and distribution of the dividend). The shareholders decided to appropriate the net income for 2005 (€2 450 087 502.11) minus the balance carried forward (€232 213 796.33), i.e. a total of €2 682 301 298.44, as follows:

1. 5% of net profits, €122 504 375.11, to the legal reserve;
2. €1 407 482 962.94 to the payment of a dividend of €0.94 per share;
3. €1 152 313 960.39 to the balance carried forward.

Parts II and III of the notice set out the auditors' reports on the annual and consolidated accounts. For an English language version of these documents, please refer to the update of the 2005 *Document de reference*, registered with the AMF on May 22, 2006, an English version of which was included as Exhibit 1.1 in the submission to the SEC for the month of May 2006.

Exhibit 1.5

Publication relating to the issuance of €500 million subordinated and variable interest rate bonds

Published in the BALO on June 30, 2006

Please see the attached English-language summary.

Exhibit 1.5

English summary from French

Crédit Agricole S.A. BALO Notice published June 30, 2006, Bulletin No. 78

Further to the notice dated June 2, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of March 31, 2006, the total of previously issued outstanding debt amounted to €10,685,171,772, to €11,008,968,635 for redeemable subordinated debt (TSR) and to €1,553,755,050 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division has decided to issue subordinated debt with no fixed term in a maximum amount of 500,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of different rates according to the calculations set out for the different Interest Periods. The first interest period will be payable as of June 30, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is June 30, 2006 under *code valeur* number FR 0010353151.

Exhibit 2.1A

Erratum to the Final Terms, dated March 29, 2006, relating to the issuance of EUR 200,000,000 Index Linked Notes due March 31, 2021

June 13, 2006

Please see attached.

ERRATUM to the FINAL TERMS

Dated 29 March 2006

Crédit Agricole S.A., acting through its London branch
Issue of EUR 200,000,000 Index Linked Notes due March 31, 2021
(Series No: 136, Tranche No: 1)
Isin Code: XS0248435561
Common Code : 24843556

(the "*Notes*")

under the Euro 25,000,000,000
Euro Medium Term Note Programme

Issue Price: 100 per cent. of the Aggregate Nominal Amount

June 13, 2006

Referring to the Final Terms dated March 29, 2006 relating to the Notes issued on March 31, 2006 as Tranche 1 of Series 136 (the " Final Terms") pursuant to the Base Prospectus dated September 30, 2005, erratum is hereby being made that:

1- Due to a manifest error in the Final Terms in respect of the *Notes*, item **18 (viii)** of the Final Terms relating to the definition of the Business Day Convention shall be corrected as follows:

- the Business Day Convention shall be defined as "Modified Following Business Day Convention" instead of "Following Business Day Convention"

2- All other terms and conditions set forth in the Final terms shall remain unchanged.

Copies of the erratum may be obtained, free of charge, during normal office hours, from the Agent, CACEIS Bank Luxembourg S.A., whose address is 5, Allée Scheffer, L-2520, Luxembourg.

The Issuer accepts responsibility for the information contained in this Erratum.

Signed on behalf of the Issuer, acting through its London branch:

By: ....
Duly authorised

Exhibit 2.1B

Erratum to the Final Terms, dated March 29, 2006, relating to the issuance of EUR 300,000,000 Index Linked Notes due March 31, 2021

June 13, 2006

Please see attached.

ERRATUM to the FINAL TERMS

Dated 29 March 2006

Crédit Agricole S.A., acting through its London branch
Issue of EUR 300,000,000 Index Linked Notes due March 31, 2021
(Series No: 137, Tranche No: 1)
Isin Code: XS0249540997
Common Code : 24954099

(the "*Notes*")

under the Euro 25,000,000,000
Euro Medium Term Note Programme

Issue Price: 100 per cent. of the Aggregate Nominal Amount

June 13, 2006

Referring to the Final Terms dated March 29, 2006 relating to the Notes issued on March 31, 2006 as Tranche 1 of Series 137 (the "Final Terms") pursuant to the Base Prospectus dated September 30, 2005, erratum is hereby being made that:

1- Due to a manifest error in the Final Terms in respect of the *Notes*, item **18 (viii)** of the Final Terms relating to the definition of the Business Day Convention shall be corrected as follows:

- the Business Day Convention shall be defined as "Modified Following Business Day Convention" instead of "Following Business Day Convention"

2- **All other terms and conditions set forth in the Final terms shall remain unchanged.**

Copies of the erratum may be obtained, free of charge, during normal office hours, from the Agent, CACEIS Bank Luxembourg S.A., whose address is 5, Allée Scheffer, L-2520, Luxembourg.

The Issuer accepts responsibility for the information contained in this Erratum.

Signed on behalf of the Issuer, acting through its London branch:

By: ....
Duly authorised

Exhibit 2.1C

Final Terms relating to the issuance of GBP 750,000,000 Floating Rate Notes due 2009

June 19, 2006

Please see attached.

Final Terms dated 19 June 2006



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 141
TRANCHE NO: 1
Issue of GBP 750,000,000 Floating Rate Notes due 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

BARCLAYS CAPITAL
CALYON CORPORATE AND INVESTMENT BANK
JPMORGAN

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplement to the Base Prospectus dated 8 June 2006 which, together, constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	141
	(ii) Tranche Number	1
3	Specified Currency or Currencies:	Sterling ("**GBP**")

4	Aggregate Nominal Amount	
	(i) Series:	GBP 750,000,000
	(ii) Tranche:	GBP 750,000,000
5	Issue Price:	99.972 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	GBP 50,000
7	(i) Issue Date:	22 June 2006
	(ii) Interest Commencement Date	22 June 2006
8	Maturity Date:	Interest Payment Date falling on or nearest to 22 June 2009
9	Interest Basis:	3 month GBP LIBOR plus 0.03 per cent. Floating Rate (further details below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes
	(ii) Dates of the corporate authorisations for issuance of the Notes:	*Décision d'émission* dated 19 June 2006 pursuant to the resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	22 March, 22 June, 22 September and 22 December, in each year commencing on 22 September 2006 each subject to adjustment in accordance with the Business Day Convention as specified in paragraph 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
		(Condition 5(b)(iii)(B))	
		— Relevant Time:	11.00 a.m. (London Time)
		— Interest Determination Date:	The first day in each Interest Period
		— Primary Source for Floating Rate:	Reuters Page LIBOR01
		— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		— Relevant Financial Centre:	London
		— Benchmark:	The London inter-bank offered rate ("**LIBOR**") for Sterling deposits
		— Representative Amount:	Not Applicable
		— Effective Date:	The first day in each Interest Period
		— Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	0.03 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction: (Condition 5(h))	Actual/365
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	GBP 50,000 per Note of GBP 50,000 specified denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	GBP 50,000 per Note of GBP 50,000 specified denomination
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay,	Not Applicable

	including any right of the Issuer to forfeit the Notes and interest due on late payment:	
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(c) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Barclays Bank PLC CALYON J.P. Morgan Securities Ltd.
	(ii)	Date of Subscription Agreement (if any):	19 June 2006
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		Not Applicable
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.6830 producing a sum of:	EUR 1,097,679,356

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Lamas Aguirre

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING AND ADMISSION TO TRADING**	
	(i) Listing:	Official list of the Luxembourg Stock Exchange
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 22 June 2006.
	(iii) Estimate of total expenses related to admission to trading:	EUR 2,110
3	**RATINGS**	
	Ratings:	The Notes have been rated: S&P: AA- Moody's: Aa2 Fitch: AA

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	GBP 749,715,000
(iii) Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0257754811
Common Code:	025775481
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the	Not Applicable

relevant identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1D

Final Terms relating to the issuance of USD 1,250,000,000 Floating Rate Notes due 2011

June 19, 2006

Please see attached.

Final Terms dated 19 June 2006



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 142
TRANCHE NO: 1
Issue of USD 1,250,000,000 Floating Rate Notes due 2011 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

BARCLAYS CAPITAL
CALYON CORPORATE AND INVESTMENT BANK
JPMORGAN

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplement to the Base Prospectus dated 8 June 2006 which, together, constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	142
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		USD
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,250,000,000

	(ii)	Tranche:	USD 1,250,000,000
5	Issue Price:		99.867 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		USD 100,000
7	(i)	Issue Date:	22 June 2006
	(ii)	Interest Commencement Date	22 June 2006
8	Maturity Date:		Interest Payment Date falling on or nearest to 22 June 2011
9	Interest Basis:		3 month USD LIBOR plus 0.05 per cent. Floating Rate (further details below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	*Décision d'émission* dated 19 June 2006 pursuant to the resolution of the Board of Directors of the Issuer dated 16 May 2006.
14	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	Floating Rate Note Provisions		Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	22 March, 22 June, 22 September and 22 December in each year commencing on 22 September 2006 each subject to adjustment in accordance with the Business Day Convention as specified in paragraph 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London, New York and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s)	Not Applicable

	(if not the Calculation Agent):	
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
	— Relevant Time:	11.00 a.m. (London Time)
	— Interest Determination Date:	The day falling two (2) London Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Page LIBOR01
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	London
	— Benchmark:	USD LIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	0.05 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction: (Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the**	Not Applicable

	Issuer (Call Option)	
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	USD 100,000 per Note of USD 100,000 specified denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	USD 100,000 per Note of USD 100,000 specified denomination
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on	Not Applicable

late payment:

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(c) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable.

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Barclays Bank PLC CALYON J.P. Morgan Securities Ltd.
	(ii)	Date of Subscription Agreement (if any):	19 June 2006
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		Not Applicable
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.2590 producing a sum of:	EUR 991,282,764.10

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by:

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING AND ADMISSION TO TRADING**	
	(i) Listing:	Official list of the Luxembourg Stock Exchange
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 22 June 2006.
	(iii) Estimate of total expenses related to admission to trading:	EUR 2,110
3	**RATINGS**	
	Ratings:	The Notes have been rated: S&P: AA- Moody's: Aa2 Fitch: AA
4	**NOTIFICATION**	
	Not Applicable	
5	**INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**	
	Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.	
6	**REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**	
	(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus
	(ii) Estimated net proceeds:	USD 1,248,025,000
	(iii) Estimated total expenses:	Not Applicable
7	**OPERATIONAL INFORMATION**	
	Intended to be held in a manner which would allow Eurosystem eligibility:	No
	ISIN Code:	XS0257755032
	Common Code:	025775503
	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the	Not Applicable

relevant identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1E

Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due June 2008

June 28, 2006

Please see attached.

Final Terms dated 28 June 2006



Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 143
TRANCHE NO: 1

EUR 250,000,000 Floating Rate Notes due June 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplement to the Base Prospectus dated 8 June 2006 which, together, constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement[s] to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	143
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 250,000,000
	(ii)	Tranche:	EUR 250,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	30 June 2006
	(ii)	Interest Commencement Date	30 June 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to 30 June 2008
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	30 March, 30 June, 30 September and 30 December in each year from and including 30 June 2006 up to and including 30 June 2008; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR **"3-month EURIBOR"** means the rate for deposits in EUR for a period of three months as

			quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date
		— Representative Amount:	Not Applicable
		— Effective Date:	Not Applicable
		— Specified Duration:	Not Applicable
	(viii)	ISDA Determination:	Not Applicable
		— Floating Rate Option:	Not Applicable
		— Designated Maturity:	Not Applicable
		— Reset Date:	Not Applicable
	(ix)	Margin(s):	-0.01 per cent.
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each**	EUR 100,000 per Note of EUR 100,000

	Note		Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 30 June 2006 with effect from such date
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 250,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0258705143
Common Code:	025870514
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1F

Final Terms relating to the issuance of EUR 550,000,000 Floating Rate Subordinated Notes due 2008

June 28, 2006

Please see attached.

Final Terms dated 28 June 2006



Crédit Agricole S.A.
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 144
TRANCHE NO: 1
Issue of EUR 550,000,000 Floating Rate Subordinated Notes due 2008 (the Notes)
Issued by: Crédit Agricole S.A. (the Issuer)

CALYON and others

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplement to the Base Prospectus dated 8 June 2006 which, together, constitute a base prospectus (the **Base Prospectus**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.
2	(i) Series Number:	144
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount::	
	(i) Series:	EUR 550,000,000
	(ii) Tranche:	EUR 550,000,000

5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	30 June 2006
	(ii) Interest Commencement Date:	30 June 2006
8	Maturity Date:	The Interest Payment Date falling on 30 June 2008 provided that if such Interest Payment Date is a Lock-In Interest Payment Date (as defined in paragraph 32 below) the payment of any principal and/or interest payable under the Notes and/or Coupons, as the case may be, on such date shall, in accordance with applicable French banking laws and, in particular, as required by Article 3.3 of Regulation 95-02 dated 21 July 1995 (**Regulation n° 95-02**) of the *Comité de la Réglementation Bancaire et Financière* (**CRBF**), as amended from time to time (the **Banking Regulations**), be immediately suspended and the Maturity Date shall be deferred until a date (the **Extended Maturity Date**) which is as soon as reasonably practicable, and in any event no later than seven days, after the "Approval Date" (as defined below), and provided further that, in any event, principal under the Notes, together with all accrued interest, shall become immediately due and payable upon the commencement of a liquidation or dissolution of the Issuer. An **Approval Date** means the date on which the *Commission Bancaire* shall have confirmed to the Issuer in writing its approval, following receipt by the *Secrétariat Général de la Commission Bancaire* of a risk based consolidated capital ratio adequacy report prepared by the Issuer, of the making of any payment of principal and/or interest under the Notes and/or Coupons, as the case may be, which has been suspended pursuant to the provisions of this paragraph 8 or, as the case may be, paragraph 32 below. The Issuer shall notify the Noteholders in accordance with Condition 14 of such suspension and deferral as soon as reasonably practicable after such occurrence and of the date of the Extended Maturity Date at least seven days prior thereto. Notice of any such suspension and deferral and of the

		Extended Maturity Date shall also be given to the Luxembourg Stock Exchange as soon as reasonably practicable. Such suspension and deferral and such non-payment of principal and/or interest accrued under the Notes on the Maturity Date in accordance with the foregoing provisions shall not constitute a default under the Notes or for any other purpose. The provisions of this paragraph 8 shall apply, *mutatis mutandis*, to the exercise by the Issuer of its option, or any requirement, to redeem the Notes pursuant to Condition 6(c) in the event of any imposition of withholding tax on payments under the Notes and/or the Coupons as provided in such Condition
9	Interest Basis:	Floating Rate, as further provided in paragraph 16 below. Payments of interest on the Notes shall also be suspended and deferred in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02 of the CRBF. See paragraph 8 above and further paragraph 32 below.
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Dated Subordinated Notes. As provided by Condition 3(b), the Notes which constitute *obligations* under French law and the Coupons relating thereto, constitute direct, unsecured subordinated obligations of the Issuer and rank *pari passu* and without any preference among themselves and rateably with all other present or future unsecured subordinated obligations of the Issuer with the exception of the *prêts participatifs* granted to the Issuer, the *titres participatifs* issued by the Issuer and any other subordinated obligations of the Issuer ranking junior to such *prêts participatifs* and *titres participatifs* (*titres subordonnés de dernier rang)* in accordance with Article L. 228-97 of the French *Code de commerce*. If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated

for any other reason, the payment obligation of the Issuer under the Notes and the Coupons relating thereto, shall be subordinated to the payment in full of the unsubordinated creditors of the Issuer and, subject to such payment in full, the Noteholders will be paid in priority to any *prêts participatifs* granted to the Issuer, any *titres participatifs* issued by the Issuer and any other subordinated obligations of the Issuer ranking junior to such *prêts participatifs* and *titres participatifs* (*titres subordonnés de dernier rang)* in accordance with Article L. 228-97 of the French *Code de commerce* .

In the event of incomplete payment of unsubordinated creditors on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Notes and the Coupons relating thereto, will be terminated by operation of the law.

It is the intention of the Issuer that the Notes shall, for supervisory purposes, be treated as Tier 3 supplementary capital (*fonds propres surcomplémentaires*) within the meaning of Article 3.3 of Regulation n° 95-02 of the CRBF (**Tier 3 Capital**) but the obligations of the Issuer and the rights of the Noteholders under the Notes shall not be affected if the Notes no longer qualify as Tier 3 or any other category of supplementary capital.

(ii) Dates of the corporate authorisations for issuance of the Notes: *Décision d'émission* dated 28 June 2006 pursuant to the resolution of the Board of Directors dated 16 May 2006.

14 Method of distribution: Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15 **Fixed Rate Note Provisions** Not Applicable

16 **Floating Rate Note Provisions** Applicable

(i) Interest Periods: As defined in the Conditions

(ii) Specified Interest Payment Dates: 30 September, 30 December, 30 March and 30 June in each year commencing on, and including, 30 September 2006 each subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(iii) below

(iii) Business Day Convention:	Modified Following Business Day Convention
(iv) Business Centre(s):	TARGET
(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	
(Condition 5(b)(iii)(B))	
- Relevant Time:	11.00a.m. (Brussels time)
- Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Accrual Period
- Primary Source for Floating Rate:	Telerate page 248
- Reference Banks (if Primary Source is **Reference Banks**):	Not Applicable
- Relevant Financial Centre:	London
- Benchmark:	The European inter-bank offered rate in Euro (**EURIBOR**), as calculated by Bridge Information System on behalf of the European Banking Federation and the International Foreign Exchange Dealers' Association.
- Representative Amount:	Not Applicable
- Effective Date:	Not Applicable
- Specified Duration:	Three (3) months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	0.15 per cent per annum in respect of the period from, and including, the Issue Date to, but excluding, the Interest Payment Date falling on or nearest to 30 June 2008.
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction:	

	(Condition 5(k))	Actual/360
	(xiii) Rate Multiplier:	Not Applicable
	(xiii)Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
	(i) Optional Redemption Date(s):	Not Applicable
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	Not Applicable
	(iii) If redeemable in part:	Not Applicable
	(iv) Description of any other Issuer's option:	Not Applicable
	(iv) Issuer's Notice period:	**Not Applicable**
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable

23 **Early Redemption Amount**

(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 50,000 per Note of EUR 50,000 Specified Denomination
(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit	

	the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(a) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	**(A)** For the purposes of the Notes only, the following paragraph shall be added to Condition 5 (Interest and Other Calculations):

"**(l) Deferral of interest:** Interest on the Notes shall be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date.

The payment of any interest accrued in the Interest Period ending on the day immediately preceding any Lock-In Interest Payment Date (as defined below) shall, in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02, be suspended and deferred and the Issuer shall not have any obligation to make such payment and any such suspension, deferral and failure to pay shall not constitute a default under the Notes or for any other purpose.

Notice of any Lock-In Interest Payment Date shall be given to the Noteholders in accordance with Condition 14 and to the Luxembourg Stock Exchange. Such notice shall be given at least seven days prior to the relevant Lock-In Interest Payment Date(s) or, if such date has passed, as soon as reasonably practicable after the occurrence thereof.

Any interest not paid on a Lock-In Interest Payment Date shall, so long as the same remains unpaid, constitute **Arrears of Interest** which term shall include interest on such unpaid interest as referred to below. Arrears of Interest may, at the option of the

Issuer, be paid in whole or in part at any time after an Approval Date (as defined in paragraph 8 above) upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 14 but all Arrears of Interest on all Notes outstanding shall become due in full on whichever is the earliest of:

(i) the Interest Payment Date immediately following an Approval Date (as defined in paragraph 8 above) or, if the Maturity Date has passed, the Extended Maturity Date; and

(ii) the commencement of a liquidation or dissolution of the Issuer.

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall bear interest accruing and compounding on the basis of the exact number of days which have elapsed at the prevailing Rate of Interest on the Notes in respect of each relevant Interest Period.

For these purposes the following expressions have the following meanings:

Compulsory Interest Payment Date means any Interest Payment Date which is not a Lock-In Interest Payment Date and

Lock-In Interest Payment Date means any Interest Payment Date on which (i) the consolidated risk based capital ratio of the Issuer and its consolidated subsidiaries and affiliates calculated in accordance with the then applicable Banking Regulations is below the minimum percentage required in accordance with the then applicable Banking Regulations (a **Regulatory Capital Ratio Shortfall**) or (ii) the payment of interest and/or repayment of principal under the Notes or Coupons, as the case may be, due on such date would, if made, result in a Regulatory Capital Ratio Shortfall."

(B) Delivery of Capital Ratio Adequacy Report: The Issuer agrees that, whenever payments of principal and/or interest under the Notes and/or the Coupons, as the case may be, have been suspended and deferred pursuant to the provisions of these Final Terms, it shall prepare and submit to the *Secrétariat Général de la Commission Bancaire* as soon as reasonably practicable and in any event not later than seven days after the date on which the Issuer is no longer subject to a Regulatory Capital Ratio Shortfall, the consolidated capital ratio adequacy report to obtain the approval of the *Commission Bancaire* to the making of such suspended payments of principal and/ or, interest, as the case may be.

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	CALYON Fortis Bank nv-sa Caja de Ahorros y Monte de Piedad de Madrid
	(ii) Date of Subscription Agreeement (if any):	28 June 2006
	(iii) Stabilising Manager(s) (if any):	CALYON
34	If non-syndicated, name and address of Dealer:	Not Applicable
35	Total commission and concession:	0.04 per cent. of the Aggregate Nominal Amount
36	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

LE DIRECTEUR DE LA GESTION FINANCIERE

Duly represented by: ....

OLIVIER NICOLAS

PART B – Other Information

1. RISK FACTORS

Not Applicable

2. LISTING AND ADMISSION TO TRADING APPLICATION

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,210

3. RATINGS

Ratings:	The Notes to be issued have been rated as follows:	
	S&P:	A-
	Moody's:	A1
	Fitch Ratings Ltd.:	AA-

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	General corporate purposes (as set out in the section headed "Use of Proceeds" in the Base Prospectus) and to count as Tier 3 Capital for regulatory purposes (further particulars in paragraph 13 above).
(ii) Estimated net proceeds:	EUR 549,780,000
(iii) Estimated total expenses:	Not Applicable

7. HISTORIC INTEREST RATES

Details of historic EURIBOR rates can be obtained from Telerate.

8. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0258833069
Common Code:	025883306
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 3.1

Press releases issued by Crédit Agricole

Through June 30, 2006

Please see attached.



CRÉDIT AGRICOLE S.A.

This communication does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction including, but not limited to, the United States, Canada, Australia, Germany, Italy and Japan where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.

Crédit Agricole S.A. launches cash offer of €23.50 per share for 100% of Emporiki Bank of Greece S.A.

A major step in Crédit Agricole S.A.'s international development

PART I

Paris 13 June 2006: Crédit Agricole S.A. today announces a public cash offer to the shareholders in Emporiki Bank of Greece S.A. ("Emporiki") to tender all shares in Emporiki to Crédit Agricole S.A. (the "Offer"). Emporiki is listed on the main list of the Athens Stock Exchange (the "ATHEX").

The board of directors of Crédit Agricole S.A., chaired by René Carron, met on Friday, 9 June 2006, and unanimously voted in favour of launching a cash offer for 100 per cent of Emporiki's capital.

- The Offer Price is €23.50 per share in Emporiki for 100% of the share capital, valuing Emporiki at €3.1 billion
- The Offer represents a premium of 0.3% relative to the share price of €23.44 as at 9th June 2006, 0.6% relative to the average share price of €23.36 during the week ending 9th June and 17.9% relative to the average share price of €19.94 since 1st January 2004. Furthermore the Offer represents an implied premium over 50%[1] and close to 40%[1] over the current P/E trading multiples of the top four Greek banks for 2006 and 2007 respectively
- The Offer will be financed from existing Crédit Agricole S.A. cash resources
- This major step in Crédit Agricole S.A.'s international development is fully in line with the strategic development plan announced in December 2005
- The proposed transaction meets Crédit Agricole S.A.'s acquisition criteria: EPS accretive within two years; return on investment above the cost of capital within four years
- The Offer is the largest foreign investment to date in Greece

[1] Based on consensus estimates.

- Crédit Agricole S.A. has been Emporiki's strategic partner since 2000 and is its largest private shareholder. At the date of the present announcement, Crédit Agricole S.A. owns directly and indirectly 11,818,759 shares representing 8.93% of Emporiki's share capital

- The acceptance period for the Offer is expected to run from the end of June 2006 to early August 2006. Full details to be confirmed once the Offer document is approved and published

René Carron, chairman, Crédit Agricole S.A. said "this is a friendly approach. It is a full cash offer made to all Emporiki shareholders. It will be the largest ever foreign investment in Greece to date and clearly demonstrates our confidence in the Greek market and its prospects. In addition, this transaction is fully in line with our international development strategy announced in December 2005 and meets all our acquisition criteria. Having been a strategic shareholder in Emporiki since 2000, we look forward to continue working with Emporiki in further developing and expanding Emporiki's activities."

Georges Pauget, chief executive, Crédit Agricole S.A. said "combining Emporiki's existing strengths and Crédit Agricole S.A.'s know-how in its different business lines, will enable us to develop an efficient Greek bank, focused on its national and neighbouring markets, backed by one of the major international banking groups. We believe we can create genuine added value for Emporiki customers and increase the bank's competitiveness to levels at least in line with its peers."

Background and Reasons for the Offer

In 2000, Crédit Agricole S.A. was selected to become the strategic shareholder in Emporiki, alongside the Hellenic Republic and has since then invested a total of €367 million. In recent years, Emporiki has faced a challenging market and competitive environment and has had to adjust its strategy, restructure and further develop the group.

In December 2005, Emporiki completed a €397 million capital increase. Crédit Agricole S.A. exercised its subscription rights and participated in the capital increase.

A new law (Law 3371/2005 as amended) was introduced by the Hellenic Republic addressing, sector wide, pension issues which were significantly affecting Emporiki.

Subsequently, the Ministry of Economy and Finance commissioned the compilation of a special economic study by an international independent actuary to finalise the cost of the induction of the Emporiki's personnel into ETAT, which was ratified by a law which came into effect in April 2006.

This transaction is a perfect fit with Crédit Agricole S.A.'s international development strategy announced on 14 December 2005 and is a major step in the implementation of the 2006-2008 international plan. Crédit Agricole S.A. believes that its long-term investment and financial sector expertise as the strategic shareholder in Emporiki and a partner to Emporiki in the JVs that have been built together in recent years as well as its presence in the European banking sector more broadly, will enable the acceleration of Emporiki's development plan.

Given Greece's above eurozone growth rate and attractive banking perspectives, Crédit Agricole S.A. considers there is full scope for further developing Emporiki's activities in the Greek market.

Business plan
Emporiki is, and will remain, a Greek bank focused on its national and neighbouring markets, backed by one of the major international banking groups. Crédit Agricole S.A.'s vision is to maintain Emporiki's strong roots in Greece, leveraging its potential strengths and benefiting from the expertise of the Crédit Agricole group.

The aim is to significantly improve productivity through: developing a platform for sustainable growth; improving risk management; increasing productivity and customer satisfaction; improving the human resource management; and applying ongoing discipline on cost control.

Management and Employees
Crédit Agricole S.A. has high regard for the Emporiki's employees, its brand, franchise and network. Crédit Agricole S.A. will work to further strengthen the management of the bank and add to its expertise as well as to further develop the know-how of the overall employee force.

Timetable
A further announcement will be made on the detailed timetable once the Offer document is approved by the Greek regulator ("CMC"). Crédit Agricole S.A. expects the Offer document to be approved by the CMC by end June 2006 which will then be made public within three business days thereafter.

The dates set out above and throughout this press release are indicative only. Crédit Agricole S.A. cannot assure that the indicated actions will in fact occur on the above mentioned dates or at all.

Effect of the Transaction on Crédit Agricole S.A.
The proposed transaction meets Crédit Agricole S.A.'s acquisition criteria: EPS accretive within two years and a return on investment above the cost of capital within four years. The Offer will be financed from existing Crédit Agricole S.A. cash resources. Following completion of the transaction, Emporiki will be fully consolidated in the Crédit Agricole S.A. Group accounts. Crédit Agricole S.A. expects its Tier One ratio to be back at 7.5% by end September 2006 without a rights issue. This transaction is in line with Crédit Agricole S.A.'s stated vision and international strategy.

Advisors
Morgan Stanley is acting as financial advisor to Crédit Agricole S.A. in connection with the Offer.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44 (0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contacts
Denis Kleiber
Tel: +33(0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Philippe Poeydomenge de Bettignies
Tel: +33(0) 1 43 23 23 81
philippe.poeydomengedebettignies@credit-agricole-sa.fr

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

PART II

ANNOUNCEMENT OF VOLUNTARY PUBLIC OFFER

FOR THE ACQUISITION OF 100% OF THE SHARES OF

EMPORIKI BANK OF GREECE S.A.

PURSUANT TO ART. 10(2) OF LAW 3461/2006

1 **Crédit Agricole S.A.**, a société anonyme established and operating under the laws of France, having its registered seat at 91-93 boulevard Pasteur, Paris XV, 75015 Paris and with corporate registration number 784 608 416 RCS, Paris (the "**Offeror**") announces a voluntary public offer to acquire ordinary registered shares with voting rights in "**EMPORIKI BANK OF GREECE S.A.**", a Greek société anonyme having its registered office in the Municipality of Athens (11, Sofokleous Str., 102 35 Athens) ("**EMPORIKI**"), in accordance with the provisions of Law 3461/2006 (the "**Public Offer**").

2 Morgan Stanley & Co. Limited, an investment services firm established and authorised under the laws of England having its registered seat at 25, Cabot Square, London, E14 4QA, United Kingdom, will act as the Offeror's Advisor (within the meaning of Article 12 of Law 3461/2006) (the "**Advisor**"). The Advisor is established in the United Kingdom and may render in Greece the investment services set out in Article 2§1(d) of Law 2396/1996.

3 The current paid-up share capital of EMPORIKI amounts to €728,153,074.00 and is divided into 132,391,468 common registered shares with voting rights, each having a nominal value of €5,50 (the "**Shares**"). The Shares are listed and traded on the Securities Market of the Athens Exchange (Large Capitalization Category).

4 By means of the Public Offer, the Offeror offers to acquire all Shares of EMPORIKI not held directly or indirectly by the Oferror as of today namely one hundred twenty million five hundred seventy two thousand seven hundred and nine (120,572,709) Shares representing approximately 91.07% of Emporiki's total paid-up share capital (the "**Public Offer Shares**")

5 The Offeror will offer to pay in cash €23.50 per Public Offer Share (the "**Offer Price**").

6 Subject to paragraph 10 the Public Offer shall be effective provided that at the end of the acceptance period the number of Shares that would have been validly tendered to the Offeror together with the Shares that the Offeror will hold or would have purchased directly and indirectly shall be 52,956,587 Shares representing approximately 40% of Emporiki's total paid up share capital and voting rights.

7 On 12 June 2006, the Offeror owned directly 11,700,097 Shares representing approximately 8,83% of EMPORIKI's totally paid-up share capital and voting rights and indirectly (through its affiliate company, Calyon S.A.) 118,662 Shares representing approximately 0,10% of EMPORIKI's total paid-up share capital and voting rights.

8 From the period commencing on the date hereof and ending on the last day of the acceptance period (as shall be defined in the offering circular), the Offeror reserves the right to make purchases of Shares (on or off the market).

9 As required by law the Offeror initiated the Public Offer process by informing the Capital Markets Commission and EMPORIKI's board of directors and concurrently submitting a draft of the offering circular, as contemplated in Article 10§1 of Law 3461/2006.

10 The implementation of the Public Offer is subject to the approval of the offering circular (which shall include all other terms of the Offer) by the Capital Markets Commission and its completion is subject to any applicable regulatory conditions as shall be described in the offering circular.

Note (1) The Offeror informs its investors that under Law 3461/2006 (the Greek tender offer law), natural or legal persons (as well as other natural or legal persons acting on behalf of the former or undertakings controlled by these persons in accordance with article 8 of P.D. 51/1992 or persons acting in concert with them) who as of the date hereof until the end of the acceptance period acquire at least half per cent. (0,5%) of, (among others), the voting rights in the Offeror (namely Crédit Agricole S.A.) must inform the Hellenic Capital Market Commission and publish in the Official Daily Bulletin of the Athens Exchange (within the deadlines set out in Article 5§1 of P.D. 51/1992) of such acquisition, the purchase price and the percentage of the voting rights that they already hold in the Offeror. This obligation is not exclusive of any other obligation that investors may have under Greek, French or other applicable laws.

(2) This communication does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction including, but not limited to, the United States, Canada, Australia, Germany, Italy and Japan where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.

* * *



COMMUNIQUÉ DE PRESSE

14 June 2006

NEW APPOINTMENTS

Finaref enlarges its Management Board and Executive Committee

BERNARD NOEL JOINS THE FINAREF MANAGEMENT BOARD

Finaref CFO Bernard Noël joins the Management Board

Bernard Noël graduated from HEC Brussels and began his career as an auditor with PricewaterhouseCoopers. Moving to Citibank Belgium, he held several positions, including management controller and quality manager. He joined Citibank Consumer France, an asset management subsidiary of Citibank, in 1997 as chief financial officer and was subsequently appointed chief executive officer. In May 2002 Mr Noël joined Finaref as head of management control, becoming CFO and a member of the Executive Committee in April 2004. Bernard Noël reports to Hubert de Pelet, Chairman of the Management Board.

NICOLAS DENIS APPOINTED MARKETING DIRECTOR, PARTNER BRANDS

Nicolas Denis, Director, Direct Clients and Marketing on the Executive Committee, has been appointed Marketing Director, Partner Brands (La Redoute, Fnac, Printemps, Surcouf, Club Med, La Maison de Valérie, Téléshopping)

Nicolas Denis has spent his entire career in the fields of marketing, insurance and consumer credit, starting at Groupe Paribas in 1990 as a research executive. In 1992 he moved to Athena Assurances as an actuary, becoming head of marketing in 1994. He joined Finaref in 1998 as head of the marketing and products department and was later appointed deputy director for business development and actuarial affairs in the insurance division. In September 2004, he was appointed to his current post as Director, Direct Clients and Marketing, and he also joined Finaref's Executive Committee. He reports to Thierry Candidat, Executive Vice President, Sales and Marketing. Nicolas Denis holds qualifications from ENSAE and CHEA and is a member of the French actuaries institute.

FRANCK GINKO NAMED DIRECTOR, DIRECT CLIENTS AND MARKETING

Franck Ginko, who is currently Deputy Director, Relational Marketing, has been appointed Director, Direct Clients and Marketing, a division that handles marketing platforms, all-purpose consumer credit and online business. Mr Ginko also becomes a member of the Finaref's Executive Committee.

Franck Ginko is specialised in customer intelligence. In 1999, he became director of marketing research for Claritas, later moving to Netarget as head of the marketing research department and databases. He joined Finaref in October 2001, serving as deputy director of operational marketing and then of relational marketing. He reports to Thierry Candidat, Executive Vice President, Sales and Marketing. Franck Ginko holds a post-graduate diploma in statistics from the University of Lille I and a Master's degree in statistics and marketing from the University of Southampton.

Finaref – Registerd Office: 6, rue Émile Moreau, F-59100 Roubaix. Tel: + 33 (0)3 20 69 50 00. Fax: +33 (0)3 20 69 52 95
Postal address: Finaref BP 126, F-59447 Wasquehal Cedex. Finaref S.A.- Management Board and Supervisory Board
A financial company with a share capital of €13,651,315 Roubaix – Tourcoing Trade and Company Registry No. 305 207 706

About Finaref:

Finaref is a specialist in direct selling of financial products. Part of the Crédit Agricole S.A group, it operates in two complementary sectors: credit and insurance. Active in France and internationally, Finaref designs and distributes distance financial services to the customers of its partner retailers, who include La Redoute, Fnac, Printemps, Club Méditerranée, Surcouf, Verbaudet, and Cyrillus. It also provides creditor insurance products to European financial companies such as Agos, Lukas, CreditPlus, Finconsum and Credibom. Finaref had €5 billion under management and originated €3 billion in loans in 2005. It develops through a multi-channel distribution strategy that combines direct selling via call centres and e-commerce websites with a network of 250 sales outlets at partner locations.

www.finaref.com

CPR Private Equity renamed « Crédit Agricole Asset Management Capital Investors »

Paris, 19 june 2006

CPR Private Equity, a wholly owned subsidiary of Crédit Agricole Asset Management Alternative Investments Holding (CAAM A changed its business name to **Crédit Agricole Asset Management Capital Investors (CAAM CI).**
The company's core business is the management of private equity fund of funds for institutional and retail investors. Formed in 1! then became part of the alternative multimanagement arm of Crédit Agricole Asset Management Group in 2004 and at the end of took over CAAM AI's private equity business. CAAM CI has €1.2 billion under management.
At the outset, the company primarily focused most of its fund of fund investments in the European venture, development capital a leveraged buyout markets. Over the past two years, it has extended its international reach and plans to continue diversifying its business scope. In addition, CAAM CI will pursue its development drive by broadening its client base, relying on the support of C. Group's international offices. CAAM CI's Executive Board is chaired by Jean Daumet and the members include Antoine-Marie Bé Xavier Caron and Jean-Yves Lagache. The Supervisory Board is chaired by Jean-Claude Kaltenbach, chairman of CAAM AI.

*About **Crédit Agricole Asset Management Alternative Investments (CAAM AI)**: Crédit Agricole Asset Management Alternativ Investments is a wholly owned subsidiary of Crédit Agricole Asset Management and a leading player in the alternative fund of fur industry. With 14 years' experience, the company manages €13.6 billion (at 31/03/2006) for 400 French and international investo is ranked 13th among the fund of hedge fund managers worldwide by assets under management*.*

* Source: InvestHedge ranking, February 2006 - data as at 31 December 2005

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Press release

Eurofactor unveils its new commercial organisation and launches a guaranteed-results service, Eurofactor Alliance

Eurofactor consists of three commercial brands, each dedicated to a specific network of business providers: Crédit Agricole Regional Banks, LCL and credit insurance brokers.

Paris, 19 June 2006 The merger between Crédit Agricole and LCL has given rise to Eurofactor, the number one factor in France and one of Europe's leading factoring networks. As a result of the merger, all the company's employees are now based in the same facility and, in April 2006, a unified information system came on stream. The merger is now being finalised by the creation of three brands and three commercial networks, each one dedicated to a specific business provider network. This market-based organisation strengthens local relationships by bringing salespeople closer to the operational centre and by fostering a client approach tailored to the needs of each company.

- Crédit Agricole Factoring works with Crédit Agricole Regional Banks
- LCL Factoring with LCL
- Eurofactor with credit insurance brokers and non-bank partners

Eurofactor now has the widest range of services in the marketplace and is upgrading its offer with "Eurofactor Alliance".

Eurofactor Alliance is a new factoring service for companies seeking to protect themselves against changes in their customer credit terms. Eurofactor commits to an average collection period that serves as a basis for calculating interest expense, which is thus set at a flat rate. If Eurofactor exceeds the agreed level of performance, it shares the savings with the client. If it falls short of that level, it assumes all the extra expense.

Clients thus benefit from an innovative commitment that enables them to fully control the costs of the factoring arrangement and reduce their working capital requirements.

This commitment shows that Eurofactor:

- Wants to share its expertise with clients
- Can control its collection activity and forecast the results
- Is innovative and able to tailor factoring services to the needs of the most demanding clients

Eurofactor's net banking income in 2005 was €186 million for total factored turnover of €30.7 billion, with net income of €33 million.


Eurofactor
GROUPE CRÉDIT AGRICOLE


CRÉDIT AGRICOLE
FACTORING


LCL
FACTORING


Eurofactor


Caisses
régionales


LCL


Courtage/Partenaires


CALYON
CORPORATE AND INVESTMENT BANK

About Eurofactor

Eurofactor, a subsidiary of Crédit Agricole, is France's leading factoring company and the foremost integrated factoring network in Europe. Eurofactor supports the growth of all businesses in France and abroad by providing receivables management solutions that are tailored to their strategies and business sectors as well as to their size and the type of customers they deal with. In particular, it has developed a Europe-wide service called European Pass.

Crédit Agricole Private Equity pursues growth with an ambitious development plan.

Paris, 22 june 2006

Crédit Agricole Private Equity performed strongly in 2005, investing some €190 million, creating Exitis, and introducing an inno fund, LCL Innovation 1, and two venture funds, CACI 2 and Mezzanis 2. It is now breaking further ground with the launch of two r activities:

Capenergie, the first venture fund dedicated to renewable energies, totalling €100 million,

Meridiam Infrastructure, with a target of €400 million in equity and quasi-equity financing for infrastructures financed by private public partnerships.

In parallel, the CACI 2 (Later-Stage Financing and LBO) and Mezzanis 2 (Mezzanine) funds, both sponsored to the tune of €140 million by Crédit Agricole S.A., Predica and Crédit Agricole Regional Banks, will be discontinued in July 2006.

The launch of these investment vehicles underscores Crédit Agricole Private Equity's intention to focus on asset management.

With these new activities and the continuous development of each of its business lines, Crédit Agricole Private Equity is aiming tc double its annual investment under management or supervision to €3 billion, thereby becoming a leading private equity player.

About Crédit Agricole Private Equity *Crédit Agricole Private Equity is an AMF-accredited asset management subsidiary of Cré Agricole S.A., specialising in private equity investment in non-listed companies. A team of 30 investors operating in several areas (Later-Stage Financing & LBO, Venture Capital, Secondary Market, Mezzanine, Renewable Energies and PPP infrastructures), manages €1.4 billion through venture and innovation funds. Crédit Agricole Private Equity provides advice and support for busine managers implementing growth plans.* www.ca-privateequity.com

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European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

23 June 2006

Press release

EIB opens a new era of truly European bond issuance

EIB launches the first ever Eurozone Public Offering of Securities, "EPOS", delivering advantages of growing European financial integration. The issue complies with ECB Standard 3 criteria for eligibility as collateral in Eurosystem monetary operations, and is marketed via a syndicate of strong retail banks, one from each country of the Eurozone, that together serve tens of millions of customers via thousands of bank outlets.

The European Investment Bank ("EIB"), the long-term financing institution of the EU, plans to open the public offering period for a new benchmark-sized structured EUR issue on Monday, June 26. The offering to retail investors via syndicate banks is expected to run at a fixed price until July 17. The length of the subscription period is in particular intended to allow retail investors adequate time to subscribe.

The expected issue size is EUR 1billion. The bonds carry a fixed coupon of 5% in their first year. Thereafter, coupon payments are linked to inflation, as measured by the year-on-year change in the non-revised Harmonised Index of Consumer Prices (excluding tobacco) for the Eurozone. The issue matures 21 July 2016 and is capital protected.

This issue will be distributed via a Public Offering in the 12 countries of the Euro area, using the "passporting" mechanism foreseen in the EU Prospectus Directive. It is the first time that the passporting mechanism has been used on this scale in the bond market.
This issue will be at the Public disposal during the subscription period that will be from June 26 to July 17, 2006. This Directive sets out an efficient mechanism for the "passporting" of prospectuses in the member states of the European Union: Articles 17 and 18 provide for a prospectus approved by the competent authority in one member state ("home country regulator") to be used as a valid prospectus in any other member state ("host Member State") without the need for any further prospectus approval ("mutual recognition"). The prospectus has been approved by the CSSF, the Luxembourg regulator will in due course be available on the website of the Luxembourg Stock Exchange (www.bourse.lu).

The European bond issuance documentation and its summary in French are available to the public at the following locations: IEB Head office, 100 boulevard Konrad Adenauer L-2950 Luxembourg (contact : Carlos Ferreira da Silva, Directeur du Département Collecte de Ressources en Euro – tél : +352 43 79 62 18), Calyon Head Office, 9 quai du Président Paul Doumer 92920 Paris-La-Défense Cedex France (contact : Edouard Payen, Bonds Origination SAS – tél : +33 1 41 89 66 72) and Crédit Agricole branches' network in France. The European

---

This press release does not constitute an offer for sale of the securities described and it is made for publicity purposes only. The offering and sale of the securities described in this document are subject to restrictions under the laws of several countries. Securities may not be offered or sold except in compliance with all such laws.


European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

bond issuance documentation and its summary in French will be distributed free of charge to the public upon request.

We would also like to raise investors ' attention to the section relating to risk factors which are linked to this issue included in the issuance documentation and its French summary .

The issue sets a new standard for the European bond market. Led by Merrill Lynch International as Global Co-ordinator, the syndicate comprises 12 Co-Lead Managers, one from each country of the Eurozone. This syndicate structure is intended to optimise service and distribution to investors in each of those countries, notably in the retail segment. Retail investors will therefore be offered a "European" bond with uniform features.

The bond addresses demand for protection against inflation via a structure that provides investors with a return, over an extended period of time, which is a multiple of the year-on-year increase in Eurozone inflation (ex-tobacco). The EUR 1 billion size is unusual for an issue of this kind and enjoys benchmark status in the structured EUR market. EIB thereby aims to help catalyse a new, potentially more liquid segment for retail-friendly structured bonds denominated in EUR. Innovation in terms of distribution channels, size and pan-Eurozone scope is an important benefit of European financial integration.

An additional pioneering characteristic of this issue is that it is in the form of a New Global Note, a new format for international debt securities, which will be operative from July 1. This will ensure compliance of the issue with European Central Bank ('ECB') Standard 3 eligibility criteria for use as collateral in Eurosystem monetary operations, (as formally announced by the ECB on 13 June 2006).

The bonds are being launched under a new brand – 'EPOS', or Eurozone Public Offering of Securities. This reflects the innovative characteristics of this issue, and adds a further facet to the existing strength of the EIB brand for plain vanilla EUR benchmark securities – EARNs ("Euro Area Reference Notes").

Barbara Bargagli-Petrucci, Director, Head of Capital Markets Department at **EIB**, said: *"This first pan-Eurozone public bond offering since the introduction of the Prospectus Directive contributes to the development of a more integrated bond market in Europe. The EU Prospectus Directive has been fundamental in making the project practical. With this transaction, EIB plays a significant role in putting the Prospectus Directive and ECB Standard 3 into practice. Thanks to its multinational dimension, EIB is an ideal vehicle to deliver the advantages of European financial integration in the capital markets."*

This press release does not constitute an offer for sale of the securities described and it is made for publicity purposes only. The offering and sale of the securities described in this document are subject to restrictions under the laws of several countries. Securities may not be offered or sold except in compliance with all such laws.


European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

Stuart McGregor, Head of Frequent Borrowers , DCM, EMEA, at **Merrill Lynch** said:

"This is a pioneering transaction. In utilising the prospectus directive legislation to its full potential, EIB has been pivotal in the creation of a level playing field for the European retail market place."

Andrea Podesta, MD, Head of EMEA Debt Wholesale Distribution at **Merrill Lynch** said:

"EPOS is a landmark transaction that sets a new standard for retail and institutional offerings in Europe. The combination of a prestigious issuer such as EIB and a Eurozone syndicate group with domestic leadership positions is a key contributor to the compelling appeal of this transaction."


European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

For further information please contact:

EIB: Tel: +352 4379 6218
Carlos Ferreira da Silva, Head of Euro Funding:
Aldo Romani, Deputy Head of Euro Funding

Merrill Lynch:
Stuart McGregor, Head of Frequent Borrowers , DCM, EMEA: +44 20 7995 1949
Alexandra Walker, Media Relations: +44 (20) 7996 3496

Calyon :
Laurent Vernadat, Bonds Syndicate – SAS, té: +44 207 2147476

Global Co-ordinator:
Merrill Lynch

Co-Lead Managers:
AIB Capital Markets
ALPHA BANK
Banca Akros S.pA.
Banque et Caisse d'Epargne de l'Etat
Caixa Geral de Depositos (CGD)
Caja Madrid
CALYON Corporate and Investment Bank
DZ BANK AG
Erste Bank
Fortis
Nordea
Rabobank International


European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

Summary terms and conditions for the new bond issue

Issue Amount	EUR 1 billion
Payment Date	21 July 2006
Maturity Date	21 July 2016
Issue Price	100%
Annual Coupon	Year 1: 5% Thereafter 1.48 times the year-on year change in non-revised Harmonized Index of Consumer Prices excluding tobacco for the Eurozone
Format	Eurobond – stand alone
Listing	Luxembourg, plus others expected

Background information is attached.

BACKGROUND INFORMATION

EIB's EUR issuance program

EIB's funding policy in euro benefits from more than 30 years of issuance experience in European currencies encompassing the euro and its predecessors. Immediately after inception of the euro in 1999, EIB arranged a large-scale programme for the regular issuance of benchmark transactions in the new currency: the Euro Area Reference Notes (EARNs) Programme. Currently the EARNs curve offers EUR 5 bn benchmarks with maturities from 2007 to 2037 (12 issues accounting for EUR 62 billion outstanding).

EIB's funding activities in euro combine benchmark issuance with tailor-made issuance responding to specific investor requirements. EIB is a large issuer of tailor-made bonds in plain vanilla or structured format, with a flexible approach in terms of product, maturity and size. The Bank has a well established track record in issuing a wide range of innovative structures.

EIB funding strategy and results

EIB is the largest supranational issuer. In its 2005 funding program the Bank raised EUR 50bn across 15 currencies.

The Bank's funding strategy combines a consistent and transparent approach with flexibility and innovation, both in terms of product and maturity. Under its 2006 program the Bank has already raised over EUR 28 billion, against a target for the year of up to EUR 55 billion. The magnitude of this volume of issuance is similar to that of EU Governments.

Background information on EIB

The European Investment Bank, based in Luxembourg, was set up in 1958 under the Treaty of Rome. Owned by the European Union Member States, the EIB is the EU's long-term lending institution, financing projects that promote European economic development and integration. Besides supporting projects in

---


European
Investment
Bank


CALYON
CORPORATE AND INVESTMENT BANK

the Member States, its main lending priorities include financing investments in future Member States of the EU.

The Bank's loan portfolio is funded through bond issues on the capital markets. The EIB operates on a non-profit maximising basis and lends at close to the cost of borrowing. The Bank's consistent AAA rating is underpinned by firm shareholder support, a strong capital base, exceptional asset quality, conservative risk management and a sound funding strategy.



Crédit Agricole S.A.'s cash offer for 100% of Emporiki Bank of Greece S.A. to open 4 July 2006

PART I

Paris 29 June 2006: Crédit Agricole S.A. today announced that the Hellenic Capital Market Commission (the "**CMC**") approved the information circular (the "**Offer Document**") relating to the voluntary public offer (the "**Public Offer**") initiated by Crédit Agricole S.A., on 13 June 2006, to acquire all common registered shares (the "**Shares**") of Emporiki Bank of Greece S.A. ("**Emporiki**"), for €23.50 per share in cash.

Georges Pauget, chief executive, Crédit Agricole S.A. said "*the acceptance period for our cash offer on 100 per cent of Emporiki will open on 4 July 2006 and we look forward to this next phase in the transaction. We continue to believe that our full cash offer represents certainty on value and completion. The offer reflects our firm belief in the Greek market, its favourable prospects, and corresponds to our vision to maintain Emporiki's strong roots in Greece, leveraging its potential strengths whilst benefiting from the expertise of the Crédit Agricole group.*"

The acceptance period (the "**Acceptance Period**") during which the holders of Emporiki's shares (the "**Shareholders**") may declare their acceptance of the Public Offer will last for 31 days starting on Tuesday 4 July 2006 at 8.00 a.m. (Greek time) and ending on Thursday 3 August 2006 at the close of business of the banks operating in Greece.

As of 4 July 2006, Shareholders may request and obtain copies of the Offer Document (in Greek) from all branches of the National Bank of Greece in Greece.

Shareholders may also obtain copies of the Offer Document from the following website addresses: www.credit-agricole-sa.fr, and www.morganstanley.com/emporikioffer.

Shareholders who require clarifications of the terms or methods of accepting the Public Offer or who require assistance in completing and submitting the Declarations of Acceptance may communicate with the National Bank of Greece from Monday to Friday, during business hours, throughout the Acceptance Period on any of the following lines:

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

(a) +30 210 33 47 055

(b) +30 210 33 47 018-9

(c) +30 210 33 47 013

(d) +30 210 33 47 016

(e) +30 210 33 47 052

For full details of the terms and conditions of the Public Offer and for information on the acceptance and payment processes, Shareholders should refer to the Offer Document.

Important Notice

The Public Offer is being made to the Shareholders exclusively in accordance with the procedure set forth in Greek Law 3461/2006 on the "Implementation of the Directive 2004/25/EC in relation to the Public Offers into national law".

Should any person, to whom this Public Offer is lawfully addressed to, have any doubts or queries, with regard to this Public Offer and any document relating to the Public Offer and the Public Offer's estimation it is recommended to seek advice from professional financial or other advisors of its own choice.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44 (0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contacts
Denis Kleiber
Tel: +33(0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Philippe Poeydomenge de Bettignies
Tel: +33(0) 1 43 23 23 81
philippe.poeydomengedebettignies@credit-agricole-sa.fr

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

PART II

ANNOUNCEMENT OF APPROVAL OF OFFER DOCUMENT RELATING TO CREDIT AGRICOLE S.A.'S VOLUNTARY PUBLIC OFFER FOR THE ACQUISITION OF 100% OF THE SHARES OF EMPORIKI BANK OF GREECE S.A.

In accordance with the Law 3461/2006, Crédit Agricole S.A., a société anonyme established and operating under the laws of France, having its registered seat at 91-93 boulevard Pasteur, 75015 Paris and with corporate registration number 784 608 416 RCS, Paris (the "**Offeror**") hereby announces that the Hellenic Capital Market Commission (the "**CMC**") approved the information circular (the "**Offer Document**") relating to the voluntary public offer (the "**Public Offer**") initiated by Crédit Agricole S.A. on 13 June 2006 for the purpose of acquiring all common registered shares of Emporiki Bank of Greece S.A. ("**Emporiki**"), each having a nominal value of €5.50 (the "**Shares**").

This announcement does not constitute a summary of all the terms of the Public Offer and any shareholders of Emporiki (the "**Shareholders**") before accepting the Public Offer should read all the relevant terms included in the Offer Document.

Offer Document

As of 4 July 2006, Shareholders may request and obtain copies of the Offer Document in Greek from all branches of the National Bank of Greece in Greece.

Shareholders may also obtain copies of the Public Offer Document from the following website addresses: www.credit-agricole-sa.fr, and www.morganstanley.com/emporikioffer.

Acceptance Period

The acceptance period (the "Acceptance Period") during which the Shareholders may declare their acceptance of the Public Offer will start on 4 July 2006 at 8.00 a.m. (Greek time) and ending on 3 August 2006 at the close of business of the banks operating in Greece.

Public Offer Shares

The Public Offer is for all Shares not held directly or indirectly by the Offeror, which, as at 12 June 2006, were 120,572,709 Shares, representing approximately 91.07% of the Emporiki's total paid-up share capital and voting rights (the "**Public Offer Shares**"). The Offeror intends to acquire the Public Offer Shares, together with existing and future rights deriving therefrom, provided that the Public Offer Shares and such rights are free and clear of all encumbrances, pledges, restrictions, liens, charges, claims, usufruct or other third party rights.

The Public Offer shall be effective pursuant to its terms and provided that at the end of the Acceptance Period and the latest until the date that the Offeror is required (pursuant to the

Media contacts
Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

Law) to announce the results (i.e. within (2) two business days from the end of the Acceptance Period):

(a) the Bank of Greece's approval has been granted and the European Commission has not declared the transaction incompatible with the common market; and

(b) The number of Shares that will have been validly tendered to the Offeror together with the Shares that the Offeror will hold or would have purchased directly and indirectly shall be at least 52,956,587 Shares, representing approximately 40% of the Target Company's total paid-up share capital and voting rights.

Offer Price

In accordance with article 9 of Law 3461/2006 and the provisions of the Offer Document, the Offeror offers to pay €23.50 in cash for each Public Offer Share for which the Public Offer is validly and timely accepted (the "**Offer Price**").

The Offeror will pay, instead of the Shareholders who have validly accepted the Public Offer (the "**Accepting Shareholders**"), the 0.06% clearance duty levied in favour of the Central Securities Depositary ("**CSD**") on the off-exchange transfer of the Public Offer Shares. Therefore, the Offeror will pay the full amount of the Offer Price to the Accepting Shareholders.

Acceptance Process

Accepting Shareholders must duly complete and submit a Declaration of Acceptance to any of the branches of the National Bank of Greece in Greece. Forms of the Declaration of Acceptance may be obtained from these branches throughout the Acceptance Period during normal business days and hours. Accepting Shareholders must comply with the detailed requirements for accepting the Public Offer set out in the Offer Document.

Payment of the Offer Price

The transfer of the Public Offer Shares tendered by Accepting Shareholders will take place through an off-exchange transaction in accordance with Article 15 of Greek Law 3632/1928 and will be registered with the Greek dematerialised securities system ("**SAT**") on the third business day after the required documentation is submitted to the CSD by the National Bank of Greece.

At the latest on the sixth business day after the end of the Acceptance Period, the National Bank of Greece shall pay the Offer Price to Accepting Shareholders in the manner that each Accepting Shareholder has indicated in the Declaration of Acceptance.

Note (1) The Offeror informs its investors that under Law 3461/2006 (the Greek tender offer law), natural or legal persons (as well as other natural or legal persons acting on behalf of the former or undertakings controlled by these persons in accordance with article 8 of P.D. 51/1992 or persons acting in concert with them) who as of the date hereof until the end of the acceptance period acquire at least half per cent.

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

(0,5%) of, (among others), the voting rights in the Offeror (namely Crédit Agricole S.A.) must inform the Hellenic Capital Market Commission and publish in the Official Daily Bulletin of the Athens Exchange (within the deadlines set out in Article 5§1 of P.D. 51/1992) of such acquisition, the purchase price and the percentage of the voting rights that they already hold in the Offeror. This obligation is not exclusive of any other obligation that investors may have under Greek, French or other applicable laws.

(2) This communication does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction including, where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.

* * *

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Shareholders Newsletter No. 14

June 2006

Please see attached.



June 2006 No 14

shareholders' Club newsletter



René Carron Chairman **Georges Pauget** CEO

" In the first quarter of 2006, we confirmed the 2005 strong commercial impetus. "

In 2005, Crédit Agricole S.A. achieved excellent earnings – up 56% – and confirmed its market-leading positions. 2005 was an important year for the Group's development. In all our business areas, we confirmed our strong commercial impetus as well as the success of our partnerships and acquisitions.

The trend continued in the first quarter of 2006. Against a very positive operating background, net income rose by 53% with respect to the first quarter of 2005. Excluding non-recurrent items, net income rose by around 30%, clearly showing the strength of our business model. Our business portfolio combines the steady revenues of retail

(continued on page 2)

2006 AGM: major ambitions

The combined Annual General Meeting of shareholders took place on 17 May in Paris. Against the background of its excellent results, the Group confirmed its growth ambitions.

Page 2

Converting life insurance policies

The Fourgous amendment means that non-unit-linked policies can now be turned into multi-investment policies. Page 4

Predica's 20th anniversary: a success story

France's leading bancassurance company celebrates 20 years of growth. Page 6



Share price

€30,04 at 19/05/2006.

The markets fell sharply from 17 May onwards, and this has affected Crédit Agricole S.A.'s share price. However, since the start of 2006, the share price has risen by 12.9%, as opposed to a 4.9% gain in the CAC 40.


CRÉDIT AGRICOLE S.A.

(continued from page 1)



"In the first quarter of 2006, we confirmed the 2005 strong commercial impetus."

banking with high-performance of the capital markets and corporate banking activities.

The banking market is consolidating, competition is increasing, the

"Our 2006-2008 development plan is a highly appropriate response to this changing environment."

requirements of public authorities and consumers are converging and a pan-European banking sector is being created. Our 2006-2008 development plan is a highly appropriate response to this changing environment. As well as being France's leading banking group, Crédit Agricole already has genuine international scale. Our aim is to continue growing, with development balanced between organic growth in France and moves to strengthen our presence abroad, particularly in retail banking and related activities.

Our aims are ambitious but realistic. With your trust and support, we will continue to pursue our long-term development while maintaining our primary vocation of being a major bank providing useful services to all customers.



René Carron
Chairman

Georges Pauget
CEO



2006 AGM: controlled development, ambitious targets



The combined Annual General Meeting of shareholders took place on 17 May in Paris. Senior management made presentations about 2005 results and Crédit Agricole S.A.'s strategy, which were followed by an hour of lively debate.
All resolutions put to shareholders were adopted. In particular, the dividend was set at €0.94 per share, up 42% with respect

Launch of environmental products and services

The aim is to finance the installation of renewable energy systems and to offer environmentally responsible investment products.


LE CRÉDIT AGRICOLE, ACTEUR DE L'ENVIRONNEMENT

To assert its position as a bank that takes a responsible approach to the environment while providing an excellent service to its customers, Crédit Agricole is launching a range of environmental products and services. It is aimed at personal customers and all professional segments, and consists of 12 products and services, including development assistance to SMEs in the renewable energy sector.

Crédit Agricole S.A. in Ukraine

Crédit Agricole S.A. is buying Index Bank, one of Ukraine's largest banks with 186 branches. Index Bank employs 2,900 staff. It has around 210,000 retail customers and 20,000 customers in the corporate and institutional investor segment. The deal will strengthen Crédit Agricole S.A.'s position in the fast-growing Ukrainian market.





to the previous year, and will be paid on 29 May 2006. Shareholders appointed Bruno de Laage, CEO of Crédit Agricole Anjou Maine, to the Board of Directors, and ratified the co-optation of Jean-Roger Drouet, CEO of Crédit Agricole de Toulouse et du Midi Toulousain.

The AGM was recorded and then broadcast in full on the www.credit-agricole-sa.fr website. A detailed report on the AGM and voting results are also available on the website, or by calling 0800 000 777 (French freephone number).



René Carron emphazised the Group's excellent 2005 results, which support its ambitions to carry out appropriate development over the long term.

Georges Pauget discussed the Group's major strategic aims against a rapidly-changing background in both France and abroad.


Share
price

KEY FIGURES

- → **ISIN code:** FR0000045072
- → **Ticker:** ACA
- → **Number of shares:** 1,497,322,301
- → **Market capitalisation:** €45 bn
- → **Indexes**
  - CAC 40
  - DJ Euro Stoxx 50
  - Euronext 100
  - ASPI Eurozone
  - FTSE4Good

SHARE PRICE FROM 02/01/2004 TO 19/05/2006

— Crédit Agricole S.A.
— CAC 40
— DJ Euro Stoxx Bank


€35
€30
€25
€20
€30.04
Jan. 2004
March
May
Jul.
Sept.
Nov.
Jan. 2005
March
May
Jul.
Sept.
Nov.
Jan. 2006
March
May

Crédit Agricole S.A.'s share price closed at €30.04 on 19/05/2006, representing a rise of 37.23% over the previous 12 months. The shares hit an all-time intra-day high of €34.17 on 11 May. Since flotation on 14 December 2001, the share price has risen by 81%, while the CAC 40 has gained 13.9% over the same period.



Fourgous amendment: multi-investment policies

The Fourgous amendment allows you to convert your life insurance policy in order to take advantage of potential growth in the financial markets.

It is now possible to convert a non-unit-linked (single-investment) life insurance policy into a multi-investment policy, without losing the policy's accrued tax benefits.
This allows you to retain the tax breaks you have built up over time, as well as offering new benefits in terms of social security contributions. Since the value of multi-investment policies is variable, and therefore uncertain, social security contributions are only payable once, at the end of the policy's life, instead of annually as with a single-investment policy. As a result, if the policyholder dies without having withdrawn any money, no social security payments are payable. Converting to a multi-investment policy has no impact on income tax.
This amendment allows policyholders to give existing policies greater exposure to equity investments. Holders of a multi-investment policy may distribute their capital across various compartments, depending on the risk they are willing to take on. They can alter this distribution at any time, switching savings from one compartment to another. These switches do not trigger any tax pro-



The Fourgous amendment was passed in July 2005 as part of the Breton act aimed at enhancing confidence and modernising the economy.

What are the risks arising from the rapid increase in oil prices?

If crude oil prices rise above $100 per barrel, a global recession is a possibility. A milder increase in oil prices could cause renewed fears of inflation and prompt central banks to raise interest rates.

Crédit Agricole S.A.'s 2005 business report is out now

The report discusses the highlights of 2005, gives an overview of the Group's six business segments and shows the ways in which the Group fulfils its commitment to social and environmental responsibility. The 2006 Shareholder's Guide is also available.


le guide
20
05

vided that the capital remains invested within the policy. It is vitally important to assess the risks involved in holding a multi-investment policy.
There are two main reasons for converting or transferring a non-unit-linked policy to a multi-investment policy:
• to aim for enhanced performance, while accepting a different level of risk,
• to defer social security contributions.
However, as with any investment, you should take into account your financial position, investment horizon and the risk you are willing to take on before making a decision. We recommend discussing these factors in detail with your financial advisor.

To aim for enhanced performance and defer social security contributions while accepting a different level of risk.



Shareholders' events

Three meetings in Alpes-Provence

Crédit Agricole S.A. and Caisse Régionale Alpes-Provence held "Les Rendez-vous du Club" meetings in Marseille on 30 March, attended by 800 people, and in Avignon on 11 April, which attracted an audience of 200. A third meeting will take place in Gap on 29 June.



800 people at the Marseille meeting on 30 March.

Caisse Régionale Alpes-Provence Chairman Marc Pouzet and CEO Dominique Millour commented on the dynamic approach and outlook of their Regional Bank, which is heavily involved in the region's economic development. Georges Pauget, CEO of Crédit Agricole S.A., highlighted the Group's performance since flotation, with earnings rising by a factor of 2.6 and market capitalisation rising threefold. He outlined the Group's strategic plans, which involve strengthening its leading position in France and developing its businesses abroad.
Jean-Paul Betbèze, Crédit Agricole S.A. chief economist, discussed these achievements in the context of the global economic and financial environment.

What is the dividend policy for the next few years?

Under the 2006-2008 development plan presented in December 2005, the Group plans to continue paying out between 30 and 35% of its net income as dividends.

What are hedge funds?

Hedge funds are entities that manage assets for third parties and aim for absolute returns, i.e. they seek to make money regardless of whether financial markets are rising or falling. They take a short-term speculative approach.

Record results for the first quarter of 2006,

confirming the excellent performance in 2005. Net income rose by 53% to €1.385bn. Excluding exceptional items, relating particularly to home purchase savings, net income was up 28.6%.

For more information: infos.actionnaires@credit-agricole-sa.fr



20 years of success for Predica

2006: France's leading bancassurance company celebrates 20 years of growth and a promising future.

Predica was founded in 1986 to add life insurance to Crédit Agricole's range of savings products. Predica's success prompted it to move into other niche areas, including retirement savings, death and disability insurance, income protection, long-term care insurance and borrower insurance.

Twenty years on, Predica's achievements speak for themselves. It is France's second-largest life insurer, with 15% of the market. Predica has significant positions in all segments of the life insurance industry. Its products are designed to meet the wide-ranging needs of personal customers, wealth management customers, farmers, professionals and companies. Products fall into three broad categories:

- life insurance savings, which forms the core of Predica's business with 75% of its assets under management;
- retirement savings, including a range of recently-introduced Plans d'Epargne Retraite Populaires (PERP) contracts, in which Predica leads the market;
- death and disability insurance, with a comprehensive range intended to protect policyholders and their loved ones (death benefits, long-term care insurance, income protection etc.).

One of Predica's major strengths is the exceptional distribution capacity of Crédit Agricole's Regional Banks. In 2004, Predica's merger with Union des Assurances Fédérales (UAF) boosted its commercial strength, giving it a variety of sales networks, including LCL branches and two specialist networks, i.e. Médicale de France's general agents and independent wealth management advisors under the UAF Patrimoine brand.

Growth is central to Predica's ambitions. As a result, it has set up a new IT platform, giving it a powerful and competitive infrastructure with which

Growth is central to Predica's ambitions and its achievements speak for themselves. It is France's second-largest life insurer with 15% of the market.

FACTS AND FIGURES



Leader in 2005!

Predica has designed a specific long-term care insurance policy. Long-term care insurance guarantees a lump sum for the purchase of equipment and an annuity in the event that the policyholder becomes totally or partially dependent, along with a lump-sum death benefit. Predica's policy led the market in 2005, and was hailed for giving excellent value for money.

Predica in figures

- €144 billion of assets under management, giving a market share of 15.3%
- 13 million policies in force
- number 1 in the PERP pension market, with 35% of the market in terms of policy numbers
- number 1 in individual death and disability insurance, with 36% of new business in 2005
- Long-term care insurance: 160,000 policies, equal to 18% of the market at end-2005.


PREDICA
ASSURANCES DE PERSONNES

to fulfil the Crédit Agricole Group's overall strategy of developing its insurance business.

"Insurance: a driving force behind the Group's growth"

Jean-Yves Hocher, Chief Executive Officer of Predica and Head of Insurance of Crédit Agricole S.A.

You are the head of Crédit Agricole S.A.'s insurance segment. What are the Group's ambitions in this segment?

J.-Y. H.: The Group is currently France's third-largest insurer, and intends to move up to second place. In France, the Insurance segment is a driving force behind Crédit Agricole's growth. The Group's life and property/casualty bancassurance model is novel and effective. It has acknowledged expertise in borrower insurance and banking-related risks. With its proven industrial approach to the insurance markets, the Group is planning to enhance its international presence.



Can Crédit Agricole's bancassurance model be exported?

J.-Y. H.: Crédit Agricole has already used its capital links with foreign banks to roll out its expertise in Portugal, Greece and Lebanon. Crédit Agricole S.A.'s international insurance department is now focused on this foreign expansion strategy.

In life insurance, the aim is to apply Predica's model to the network of partner banks, allowing them to benefit from our expertise. In property/casualty insurance, we aim to develop Pacifica's model in several European countries, using a technical platform that will enable our banking partners to benefit from our industrial approach.

Crédit Agricole is therefore aiming to be Europe's specialist player in distributing insurance products via banks.

In borrower insurance and banking-related risks, Finaref Assurances already has strong positions in Europe.



What developments do you expect in services to individuals?

J.-Y. H.: Services to individuals represent a fast-growing sector of the economy, which should drive job creation in France. The Group is preparing to launch a new business in this area under the Borloo plan's arrangements.

120,000 policyholders at Médicale de France

Predica subsidiary Médicale de France is focused solely on insuring independent healthcare professionals. It has a specialist and exclusive network of 100 general agents across mainland France, and has a comprehensive product range (life insurance, property/casualty insurance, professional comprehensive insurance and professional civil liability insurance).

The Club diary informs you of major upcoming events such as themed conferences and investment fairs. N.B: "Rendez-vous du Club" meetings are exclusively for Club members. To attend one of these meetings, sign up by calling 0800 000 777 (French freephone number)

June

29 Rendez-vous du Club: **Economy and markets** Gap (05)

28 Rendez-vous du Club: **Investment strategy** Limoges (87)

September

6 **First-half results 2006**

12 Rendez-vous du Club: **Economy and markets** Bourges (18)

October

5 Rendez-vous du Club: **Economy and markets** Auch (32)

17 Rendez-vous du Club: **Investment strategy** Strasbourg (67)



AGMs at the CNIT (Paris, La Défense).

The Shareholder Club's latest offer: visit COMPA, France's largest agricultural museum in Chartres. Until 15 August, the museum will be hosting the "Parfums... le pouvoir des odeurs" ("Fragrances - the power of scent") exhibition.

The Shareholders' Club newsletter is published by Crédit Agricole S.A.'s Investor Relations department (réf: 7349 DRI06/06), 91-93 bd Pasteur - 75015 Paris / Produced by **CHEAPRESS BBDO** / Photo credits: H. Azmoun, F. Marchi, H. Thouroude, T. El Zakaoui.

80%-French shareholder base

Crédit Agricole S.A. has almost 1.6 million individual shareholders.

Breakdown of shareholders at 31 December 2005.


SAS Rue La Boétie (representing the Regional Banks)
54.7
Institutional investors (32% French)
27.1
Individual shareholders
10.6
Employees (via employee mutual funds)
5.8
Crédit Agricole S.A.
1.8

It ranks second in the CAC 40 on this criterion.
The individual shareholder base has shown great loyalty to Crédit Agricole S.A. and was relatively stable between April 2002 and December 2005.
The average number of shares owned per person increased from 68 to 85 shares.
The number of shareholders owning fewer than 50 shares fell by 26%, while the number of shareholders owning more than 100 shares rose by 49%.

Contact us

BY POST
Relations Actionnaires
Crédit Agricole S.A.
91-93, bd Pasteur
75710 Paris Cedex 15
FRANCE

BY EMAIL:
infos.actionnaires@credit-agricole-sa.fr

ON THE INTERNET
www.credit-agricole-sa.fr



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3

Presentation entitled "European Financials Conference 2006"

June 7, 2006

Please see attached.

European Financials Conference 2006

Goldman Sachs

Barcelona, June 7th, 2006

Georges Pauget
Chief Executive Officer
Crédit Agricole S.A.


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

Bancassurance in the Credit Agricole SA Group

Main features

- ✓ **A leading market position**
- ✓ **An efficient and integrated business model**
- ✓ **A substantial contribution to group performance**
- ✓ **A growth driver for the future**

A leading market position

France's N°1 bancassurance group

FY 2005 Figures

✓ Life insurance

- N°1 French bancassurance group
- N°2 French life insurance company, with 15.3% market share

✓ Property & casualty insurance

- N°1 personal accident insurer
- 2nd largest bancassurance group in property segment

✓ Loans insurance and insurance of risks associated with the banking business

- N°1 bancassurance Group
- Based on the expertise of Predica/Pacifica and Finaref Assurances

PREDICA
ASSURANCES DE PERSONNES

AUM:	**€144 bn**
Market share:	**15.3%**
Revenues:	**€18.8 bn**
In-force policies:	**12 million**
Policyholders:	**7 million**

PACIFICA
ASSURANCES DOMMAGES

Premium income:	**€1 bn**
New policies:	**1.1 million**
In-force policies:	**4.7 million**


CRÉDIT
AGRICOLE S.A.

A leading market position

✓ Life insurance

- **Life insurance savings**: More than 15% of life insurance and savings products.
- **Retirement savings**: 35% market share in terms of new PERP business.
- **Term life insurance**: 39% market share in new term life insurance policies.
- **Long-term care insurance**: Market leader in terms of number of new clients, with a 40% market share.
- **Healthcare professional insurance**: With a 37% market share 'La Médicale de France' provides insurance for more than one in three healthcare professionals (counting those with at least one policy).
- **The farming community**: More than 50% market share by value for the 'Prediagri' retirement savings policy.

✓ Non-life insurance

- **No. 1 personal accident insurer**
- **2nd largest bancassurance group in property and casualty**
- **Ranked 6 as legal protection insurer**
- **Ranked 9 in individuals car/comprehensive home insurance**


CRÉDIT
AGRICOLE S.A.

An efficient & integrated business model

- ✓ Dedicated subsidiaries created from scratch - Predica (1986) & Pacifica (1990) and fully integrated within the group
- ✓ Distribution through a very extensive network in France (Regional Banks and LCL)
- ✓ Products designed and defined jointly by bankers and insurance specialists for each segment of customers
- ✓ A lightweight industrial structure and internalised management of policies


CRÉDIT
AGRICOLE S.A.

Life insurance : strong growth

✓Assets under management

- AuM: +10% per year on a like-for-like basis
- With the acquisition of Crédit Lyonnais, AuM have risen by 82% over the past 3 years



€ bn
Assets under management
77.2
83.4
117.5
129.7
144.3
151.4
6.9
6.1
13.4
15.4
19.1
20.5
70.3
77.3
104.1
114.3
125.2
130.9
Unit-linked
€
2001
2002
2003
2004
2005
Q1-2006
Breakdown of premium income (Q1-06)
Individual life Unit linked 15%
Collective life Unit linked 1%
Provident 4%
Individual life € 80%



CRÉDIT AGRICOLE S.A.

Non-life insurance: rapid success

✓**Premium income has nearly doubled in three years:**

- Strong organic growth: +78% over three years
- Growth through acquisitions in 2003: consolidation of Finaref



Non-life premium income
m €
Finaref
440
515
588
851
997
1,163
440
535
2000
2001
2002
2003
2004
2005
Q1-05
Q1-06



Breakdown of premium income (Q1-06)
Legal protection 33%
Farming policies 16%
Car 23%
Comprehensive household 15%
Personal accident, health, 13%



CRÉDIT AGRICOLE S.A.

A substantial contribution to group performance

✓A source of steadily growing profit

- In 2005, the insurance division accounted for 9.9% of NBI and 16.5% of total net income
- Between 2002 and 2005
  - Strong growth in the contribution to the Group's performance



Insurance: NBI*
€m
+ 57.1%
861
1 037
1 057
1 353
+ 18%
332
392
2002
2003
2004
2005
Q1-05
Q1-06
Insurance: net profit
€m
+ 50.9%
465
553
580
702
+ 12.5%
175
197
2002
2003
2004
2005
Q1-05
Q1-06

✓In addition, insurance products distribution fees substantially contribute to retail banking units' profits

* NBI: net revenues of the insurance activities as prepared for their consolidation in the banking accounts



CRÉDIT
AGRICOLE S.A.

A growth driver for the future

✓ **Life insurance: a booming market**

- The market share of the bancassurance business has grown constantly in the last ten years and bancassurers account for more than 60% of net new life insurance investment
- Very robust market growth, with growth rate higher than that of total household financial investments
- Highly diverse market driven by favourable social and demographic trends
  - market segment with different growth potentials and returns
  - businesses with varying exposure to changes in tax rules, regulations and economic, social and demographic trends

TARGETS: To diversify and spread the risks in order to optimise the profitability and support the long-term development of the business

- ➢ **Develop a presence in all markets**
- ➢ **Expand in all areas of life insurance**
- ➢ **Diversify earnings streams**


CRÉDIT
AGRICOLE S.A.

A growth driver for the future

✓ **Non life insurance: higher growth rate for bancassurer**

- Car & comprehensive household
  - very competitive market, where only bancassurers show more than 10% growth
- Personal accident
  - market dominated by bancassurance, strong growth (+15%) for Credit Agricole, leader in this market
- Legal protection
  - very dynamic segment with a 10% growth rate for the market and Pacifica (+28%)
- Health
  - fragmented market with many players but very buoyant and promising segment
- Farmers and small businesses
  - Niche market dominated by a major player in which Credit Agricole was a latecomer with strong development ambitions

TARGETS: **To become a universal bancassurer in all retail markets**


CRÉDIT
AGRICOLE S.A.

To become a first-class European bancassurer

✓ In France: strong growth potential

- Growth prospects in the Credit Agricole and LCL networks
  - Improving the penetration rate of customers: strong growth potential
    - Individual equipment level in savings insurance: Regional Banks: 21%   LCL: 11%
    - Collective retirement savings: Regional Banks: 8% - LCL: 2%
- Exploiting all growth opportunities in provident insurance and becoming a major player in death and disability insurance
- Speeding up organic growth by initiating or capitalising on partnerships with other intra-group subsidiaries and through product innovation
- Combining the Group's various distribution strengths to develop specific markets (professional clients, high net worth individuals and large corporates etc.)
- Further enhancing operational efficiency through our existing unified platform, the largest in Europe
  - Operational efficiency ranks amongst the best in the market


CRÉDIT
AGRICOLE S.A.

To become a first-class European bancassurer

✓ Outside France: strong growth potential

- Speeding up organic growth within existing presence:
  - in **Portugal** (bancassurance, life and casualty/property), in **Luxembourg** (Predica Europe), in **Lebanon** (Bancassurance SAL), in **Greece** (Emporiki Life), in **Japan and Serbia** (companies in the process of being created) and in 12 European countries through Finaref Assurances
- Backing the group's international expansion through partnerships and exporting know-how
  - **Portugal:** in February 2006, **Crédit Agricole S.A.** acquired a 50% stake with management control in the life and non-life bancassurance subsidiaries of the Espírito Santo Group in Portugal
    - **Tranquilidade Vida**, life bancassurance company
    - **Espírito Santo Seguros**, non-life bancassurance company
  - Strengthen our recognised expertise in loans insurance and insurance of risks associated with the banking business (Finaref Assurances)


CRÉDIT
AGRICOLE S.A.

Contents

Crédit Agricole S.A. – 2006 First quarter results

An exceptional quarter

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**3,995**	**3,233**	**+23.6%**
Operating expenses	(2,493)	(2,209)	+12.9%
Gross operating income*	**1,502**	**1,024**	**+46.7%**
Risk-related costs	(127)	(138)	(8.0%)
Equity affiliates	561	388	+44.6%
Net income on other assets	18	5	X 3.6
Integration-related costs		(49)	n.m.
Tax	(471)	(258)	+82.6%
Net income	**1,483**	**972**	**+52.6%**
Net income – Group share	**1,385**	**905**	**+53.0%**
Pre-tax income*	**1,954**	**1,279**	**+52.8%**
Cost/income ratio*	**62.4%**	**68.3%**	**(5.9 pts)**
ROE	**20.1%**		

- ✓ Excellent revenue growth with NBI up 17.7% before reversal of provisions for home purchase savings plans
- ✓ Operating costs still well controlled
- ✓ Significant improvement in cost/income ratio
- ✓ Risk-related costs remained very low
- ✓ Attributable net income excluding atypical items up 28.6%
- ✓ Annualised ROE: 20.1%
- ✓ Annualised earnings per share: €3.78 (up 45.7%)

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. – 2006 First quarter results

Robust earnings growth in all business lines


Contribution of business lines to pre-tax income*
€m
236
310
169
262
183
200
449
558
395
624
128
131
RB
LCL
SFS
AM, insurance, private banking
CIB
IRB
Q1-05
Q1-06

Proprietary asset management and other activities: Q1-05: €(281) m and Q1-06: €(131) m

Comparison of major financial aggregates

Var. Q1-06/Q1-05	RB	LCL	SFS	AMI&PB	CIB	IRB
Net banking income	+ 13.9%**	+ 12.2%	+ 7.1%	+25.9%	+35.0%	+46.3%
Gross operating income	+ 29.0%**	+41.5%	+7.8%	+24.7%	+61.8%	+40.6%
Net income	+ 37.4%	+55.2%	+6.0%	+30.1%	+59.2%	+0.9%

Regional Banks

High revenue and earnings growth

LCL

Acceleration of business momentum and cost control

Specialised financial services

Steady growth driven by international operations

Asset management, insurance and private banking

Exceptional business level fuelled by equity markets

Corporate and investment banking

Excellent quarter, particularly in capital market activities

International retail banking

Further acquisitions which will gradually boost business line's contribution

* In 2005, before integration-related costs

** Aggregate figures for the Regional Banks


CRÉDIT AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

2006-2008 strategic development plan

Two challenges for the future:

✓ Step up organic growth in France and outside France on the basis of our existing presence

- The Group is market leader in retail banking in France
- It can step up its growth
- It will create value by pooling the Regional Banks' and LCL's approaches and resources: second phase after the integration of Credit Lyonnais

✓ Develop the Group's international dimension

- The Group already has a significant international presence
- Strengthen our presence in distribution networks to expand and optimise our production capability, or in specialised areas (financial services, financial products)
- Case-by-case approach to balance production and distribution capacities.


CRÉDIT
AGRICOLE S.A.

2006-2008 strategic development plan

Key elements of December 2005 presentation

✓ **Brisk pace of organic growth**

✓ **€5 billion of acquisitions (baseline scenario)**

- Self-financed
- Focus on Europe and adjacent countries on retail & related banking activities
- Meeting rigorous financial criteria

✓ **Financial targets**

- NBI CAGR for 2006 to 2008: +10%
- EPS CAGR for 2006 to 2008: +10%
- NBI of retail & related banking activities/total NBI: 2/3
- International NBI/total NBI: 50 %

✓ **Larger acquisitions in Western European countries can be envisaged if consistent with our skills and financial criteria**


CRÉDIT
AGRICOLE S.A.

2006-2008 strategic development plan

First steps in implementation

✓ **Three acquisitions completely in line with strategy**

- EAB
- Index Bank
- Tranquilidade Vida and Espirito Santo Seguros

✓ **Other opportunities to be assessed methodically with a focus on valuation, industrial and managerial issues**

2006-2008 strategic development plan

First steps of the strategic development plan with acquisitions outside France

Egypt: 5 January 2006 – acquisition of Egyptian American Bank

Objective: To create a leading operator both in retail and corporate banking

- Third-largest private retail bank in Egypt
- 36 branches, 1,200 employees
- Market share of approximately 2%
- Clientele: 100,000 retail, 800 corporate and institutional clients
- Combination of EAB's operations with Calyon Bank Egypt


CRÉDIT
AGRICOLE S.A.

2006-2008 strategic development plan

First steps of the strategic development plan with acquisitions outside France

Ukraine: March 2006 – acquisition of Index Bank

Objective: To create a leading player in both retail and corporate banking

- Among Ukraine's leading banks
- 186 offices including 25 branches throughout Ukraine
- Market share of approximately 2%
- Clientele: 210,000 retail clients, 20,000 corporate and institutional clients
- Combination of Index Bank's operations with Calyon Bank Ukraine

Conclusion

✓ **A balanced strategy of organic growth and international expansion**

✓ **Objectives of sustainable, profitable growth**

✓ **Value creation targets**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.4

Presentation entitled "Cash Offer for 100% of Emporiki presented by Crédit Agricole S.A."

June 13, 2006

Please see attached.

Cash Offer for 100% of Emporiki presented by Crédit Agricole S.A.

13 June 2006


CRÉDIT
AGRICOLE S.A.

Disclaimer

This document does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction, including, but not limited to, the United States, Canada, Australia, Germany, Italy and Japan where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.

Information contained in this document may include prospective information supplied as information on trend. This data does not represent estimates or forecasts under the meaning of European Regulation no. 809/2004 of 29 April 2004 (Chapter 1, Article 2, §10). This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections. Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation. The readers must take all these risk factors and uncertainties into consideration before making their own judgment.


CRÉDIT
AGRICOLE S.A.

Content


CRÉDIT
AGRICOLE S.A.

An Attractive Offer to Emporiki Shareholders

Terms of the Offer


Offer

- Voluntary offer for 100% of Emporiki ordinary shares
- 100% cash offer
- Minimum acceptance level of 40% (1)


Price

- €23.5 per share



Note

1. Including Crédit Agricole S.A.'s current ownership and potential market purchases during the offer period


CRÉDIT
AGRICOLE S.A.

An Attractive Offer to Emporiki Shareholders

40-50% Premium Compared to Peers (1)



2006E P / E (x)
25
20
15
10
5
0
> 50%
11.7x
12.8x
13.3x
14.2x
19.9x
Median: 13.0 (2)
NBG
Alpha
EFG
Piraeus
Emporiki



EPS CAGR 2006E-2008E (%)
30%
20%
10%
0%
21%
18%
22%
28%
23%
Median: 21% (2)
NBG
Alpha
EFG
Piraeus
Emporiki



2007E P / E (x)
20
15
10
5
0
~ 40%
10.2x
10.9x
10.8x
11.2x
15.0x
Median: 10.8 (2)
NBG
Alpha
EFG
Piraeus
Emporiki

- **Implied P/Es represent a 40-50% premium to Greek bank peers**
- **Forecast consensus EPS CAGR for Emporiki in line with peers, yet current multiples at a significant premium**

Notes

1. Based on closing prices on 9 June 2006. Earnings and book value figures as per IBES consensus estimates
2. Median excludes Emporiki.



CRÉDIT AGRICOLE S.A.

An Attractive Offer to Emporiki Shareholders

Emporiki Profitability Relative to Peers

- **Emporiki trailed peers in earnings profitability in 2005**



ROE (2005A)
%
30%
20%
10%
0%
29%
21%
23%
21%
10%
NBG
EFG
Alpha
Piraeus
Emporiki

Source Company presentations and financials



ROA (2005A)
%
2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
1.7%
1.3%
1.3%
1.4%
0.4%
NBG
EFG
Alpha
Piraeus
Emporiki

Source Company presentations and financials

An Attractive Offer to Emporiki Shareholders

Liquidity in Emporiki Stock



- Low liquidity of Emporiki's stock compared to larger banking peers in uncertain market conditions
  - 1% of share capital = 4 days of trading (1)
  - 91% of share capital = 14 months of trading (1)


Liquidity of Greek Banking Stocks
Volume 000's – L12M daily trading average
1,200
800
400
0
871
1,113
650
576
264
NBG
EFG
Alpha
Piraeus
Emporiki

Notes
1. Based on free float of 48.2% and last 12 months daily trading average (264,397)


CRÉDIT
AGRICOLE S.A.

Content

Rationale for Crédit Agricole S.A.

Strategic Rationale for Crédit Agricole S.A.

- Confidence in the Greek economy and the ongoing superior growth of the Greek banking sector
- Long-standing partnership with Emporiki
- Two pre-conditions to an increase in Crédit Agricole S.A.'s ownership in Emporiki satisfied
  - Satisfactory resolution of the pension issue
  - Value compatible with investment criteria
- Management control is needed to implement Crédit Agricole S.A.'s business plan for Emporiki
- Perfect fit with Crédit Agricole S.A.'s international development strategy


CRÉDIT
AGRICOLE S.A.

Rationale for Crédit Agricole S.A.

Confidence in the Greek Economy and Banking Sector

- Investment in Emporiki is a vote of confidence in Greece and the Greek economy
  - GDP CAGR 2000-2005 of 3.7%, twice the European average
- Superior economic growth expected to continue in the medium-term
  - Real GDP growth CAGR 06-10E: 3.7% (1) vs. 1.9% in the Eurozone (1)
- Above average economic growth coupled with superior growth in the Greek banking sector in 2005 (2):
  - Credit expansion: 21% vs. Eurozone average: 9%
  - Mortgage lending growth: 33% vs. Eurozone average: 11%
  - Consumer lending growth: 28% vs. Eurozone average: 7%

  in a market that has considerable scope for further expansion, particularly in retail banking (2):
  - Mortgage lending / GDP: 23% vs. Eurozone average: 32%
  - Consumer lending / GDP: 11% vs. Eurozone average: 14%
  - Total Private Sector Lending / GDP: 73% vs. Eurozone average: 88%

Note
1. EIU forecasts
2. Based on Bank of Greece and ECB figures


CRÉDIT
AGRICOLE S.A.

Rationale for Crédit Agricole S.A.

Long-standing relationship with Emporiki

- In 2000, Crédit Agricole S.A. was selected to become the strategic shareholder in Emporiki alongside the Hellenic Republic and since then has invested a total of €367 MM
- Key terms of the framework agreement:
  - Crédit Agricole S.A. granted two board seats and representation on the bank's executive committee
  - Expires in December 2007 but is automatically extended for 3 years should either party not terminate six months in advance
  - Emporiki commits to assist Crédit Agricole S.A. in any attempt to increase its shareholding and to not facilitate the entrance of a third party in the share capital of the bank, to the extent permissible under Greek law
  - Emporiki commits to consult with Crédit Agricole S.A. on decisions involving corporate governance and strategy
  - Right of first refusal on DEKA's stake up to November 15, 2005
- As part of the framework agreement, Crédit Agricole S.A. and Emporiki have launched joint ventures in key growth areas
- Additional €55 MM investment made in Emporiki in 2002, reaching current 8.8% shareholding level
- In December 2005, Emporiki completed a €400 MM capital increase to bolster its capital base
  - Crédit Agricole S.A. fully exercised its rights, equivalent to an incremental €37 MM investment in the bank


CRÉDIT
AGRICOLE S.A.

Rationale for Crédit Agricole S.A.

Privatisation Process

- The Greek government has announced its intention to fully privatise Emporiki
- Emporiki has expressed urgency and the need for long-term shareholder to support its future development
- Crédit Agricole S.A.'s explicit right of first refusal on the DEKA stake has expired but open dialogue with the Greek government has been maintained
- In February 2006, the Greek government announced key principles of its privatisation strategy for Emporiki
  - Transparent, open process for the bank's full privatisation
  - Equal treatment for all of Emporiki shareholders
- Crédit Agricole S.A. firmly believes that its proposed transaction offers a straightforward, market solution fully in-line with the Greek government's stated privatisation objectives and principles


CRÉDIT
AGRICOLE S.A.

Pension Resolution

- Over the course of the past year, major steps have been taken in resolving Emporiki's legacy pension problem
  - Initial legislation covering the banking sector, creating sector-wide pension fund, ETAT, passed in June 2005
  - Estimated cost of the inclusion of Emporiki's personnel to the provision of the new law was recognised by Emporiki in its 2005 interim statements (initial estimate of €1,108 MM)
  - Special economic study carried out by international independent actuary on behalf of the Ministry of Economy and Finance and confirmed by law, concluded cost of inclusion amounts to €1,156 MM
  - Emporiki's IFRS transition balance sheet was restated accordingly in its 2005 yearly financial statements
  - Emporiki's auxiliary pension fund transfer to ETAT and ETEAM was ratified by law in April 2006
  - Minor outstanding procedural issues - unlikely to jeopardize or alter the framework of the solution


CRÉDIT
AGRICOLE S.A.

Rationale for Crédit Agricole S.A.

Valuation vs. Crédit Agricole S.A.'s Financial Criteria

- Valuation levels consistent with Crédit Agricole S.A.'s investment criteria
  - EPS accretive within two years
  - Return on investment above the cost of capital within four years
- Acquisition of Emporiki will have a variable impact on Crédit Agricole S.A.'s solvency ratio depending on ultimate ownership levels achieved
  - By the end of September, Crédit Agricole S.A. to return to a solvency ratio level of 7.5% without issuing new shares


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

Evolution of Emporiki's Share Price

- **Although Emporiki continues to trade at a substantial premium to peers on a multiple basis, its share price has come down in the recent weeks**
- **Offer represents a 14% premium to the average share price of the last two years**

Emporiki's Share Price Performance since January 2005


€
33
28
23
18
13
Jan-05
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Mar-06
Jun-06

Emporiki's Average Share Price and Premium / (Discount) to Offer Price

Time Period	Average Share Price (€)	Premium / Discount (%)
Last 1 week	€23.4	0.6%
Last 1 month	€24.8	(5.4%)
Last 3 months	€26.7	(12.0%)
Last 6 months	€27.4	(14.1%)
Last 12 months	€24.8	(5.2%)
Last 24 months	€20.7	13.6%


CRÉDIT
AGRICOLE S.A.

Rationale for Crédit Agricole S.A.

In-line with Crédit Agricole S.A.'s Strategic Development Plan

- Substantial step in the internationalisation of Crédit Agricole S.A.
- Acceleration vis-à-vis the strategic development plan
  - More than 1/3 of the incremental international new business required to reach target of deriving 50% of Crédit Agricole S.A.'s net banking income from international activities by end of 2008
- Retail banking is Emporiki's core activity
  - Further increases capital allocated to retail and retail-related businesses


CRÉDIT
AGRICOLE S.A.

Content


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

Emporiki Still Lagging Peers



Net Banking Income Growth (%)
2005
30%
25%
20%
15%
10%
5%
0%
20%
9%
25%
22%
5%
NBG
Alpha
EFG Eurobank
Bank Piraeus
Emporiki
Median: 20.8% (1)
Cost-to-Income Ratio (%)
2005
80%
60%
40%
20%
0%
55%
48%
48%
58%
71%
NBG
Alpha
EFG
Piraeus
Emporiki
Median: 51% (1)



Net Interest Income Growth (%)
2005
30%
25%
20%
15%
10%
5%
0%
20%
17%
25%
27%
7%
NBG
Alpha
EFG
Piraeus
Emporiki
Median: 22.5% (1)

- **Emporiki's top-line growth lagging peers in 2005**
- **Cost-to-income ratio well above peer average...**

  ...while return on equity well below Greek banking peers

Notes
1. Median excludes Emporiki



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

And Trailing in Operational Efficiency (1)

- **Emporiki trails its domestic peers on numerous operational efficiency metrics**

Loans / Branch
€ MM



80
60
40
20
0
77.7
50.4
51.9
51.3
43.7
Median: 51.6 (3)
NBG
Alpha
EFG Eurobank
Bank Piraeus
Emporiki

Revenue / Branch
€ MM



5
4
3
2
1
0
4.0
3.1
5.0
2.9
2.2
Median: 3.6 (3)
NBG
Alpha
EFG
Piraeus
Emporiki

Loans / Employee (2)
€ MM



4
3
2
1
0
2.1
3.0
3.3
3.2
2.1
Median: 3.1(3)
NBG
Alpha
EFG
Piraeus
Emporiki

Revenue / Employee (2)
€ 000's



24,000
16,000
8,000
0
16,437
17,915
20,924
17,822
10,522
Median: 17,869 (3)
NBG
Alpha
EFG
Piraeus
Emporiki

Notes
1. NBG, Alpha, EFG, and Piraeus figures for domestic operations only. Based on 2005 financials.
2. Average number of employees
3. Excluding Emporiki

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

Crédit Agricole S.A.'s Vision for Emporiki

- **Developing a Greek bank, focused on its national and neighbouring markets, with the backing of one of the major international banking groups**
- **Enhancing the efficiency of Emporiki to first meet the levels already achieved by its peers and, in the long run, set higher targets**

- Crédit Agricole S.A.'s action plan for Emporiki is underpinned by five pillars:
  1. Constructing a platform for sustainable growth
  2. Improving risk management
  3. Increasing market share, increasing productivity and customer satisfaction
  4. Improving human resource management
  5. Ongoing discipline in cost control
- Implementation of action plan requires adopting a long-term perspective:
  - Estimated initial provisioning of €300 MM on credit risks and an additional €100 MM in other provisioning (Phoenix and others)
  - €50 MM additional investment over 3 years
  - Staff training and introduction of an incremental voluntary retirement program
- Reinforce partnership in various business lines


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

1. Constructing a Platform for Sustainable Growth

- Develop IT solutions in order to support retail ambitions, applying Crédit Agricole S.A.'s best practices and expertise
  - Developing decision tools
    - Management Information Systems (MIS)
    - Customer Relationship Management (CRM)
- Enhancing sales process
  - Adapted working station
  - marketing and sales applications
- Further rebalancing the resource allocation in order to:
  - Increase sales force and focus them on the customer
  - Focus the back office on key processes to support the network

Invest an additional €50 million over a 3 year period

>80% of the network's employees client-facing


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

2. Improving Risk Management

- Reassess credit strategy and improved management of the provisioning and collection processes
- Increase the loan selectivity by implementing the Crédit Agricole S.A.'s internal rating tools and adopting a more segmented approach

Gradual decrease of the cost of risk over the next 5 years – impact of Crédit Agricole S.A.'s credit risk management expertise estimated at c.20 bps, achievable over the long term

- Crédit Agricole S.A. estimates that applying its provisioning criteria to Emporiki's existing credit portfolio will result in **provisioning of €300 MM**
- Emporiki's customer relationship managers to be put through an adapted training program and equipped them with the necessary professional tools

Estimated €300 MM in provisions from applying Crédit Agricole S.A.'s risk criteria

20 bps reduction in cost of risk achievable in the long-term


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

3. Increasing Productivity and Customer Satisfaction

- Crédit Agricole S.A. will not be implementing any mandatory redundancies but may consider an incremental voluntary retirement program. Crédit Agricole S.A. foresees that 500 staff will exercise the option for voluntary retirement by the end of 2008
- Recruitment of 250 new sales force over the next two years
- Re-focus of the training program in-line with Crédit Agricole S.A.'s standards
- Increase cross-selling efficiency

  From 2.5 products per active customer to 5 products in 5 years time
- Further centralise back office functions and increase the time spent servicing customers
- Part of total remuneration based on commercial targets and objectives

500 employees anticipated to exercise option of voluntary retirement by 2008

5 products per active customer in 5 years time


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki

4. Improving Human Resource Management

- Apply Crédit Agricole S.A.'s best practices to the following areas
  - Recruiting
  - Performance evaluations
  - Career path management
  - Professional mobility
  - Remuneration
- Adapt job descriptions with the strategy and the needs of the bank
- Establish corporate social responsibility initiatives

Crédit Agricole S.A.'s Vision for Emporiki

5. Ongoing Discipline on Cost Control

- Limit growth in costs to the inflation rate (excluding investment program)
- Benefit from improved purchasing power as part of Crédit Agricole S.A.
- Develop managerial accountability to adhere to cost control policies

Cost-to-income ratio target **< 50% within 6 years**

Crédit Agricole S.A.'s Vision for Emporiki

Impact of Crédit Agricole S.A.'s Business Plan



Net Income According to Consensus Estimates as of 9 June 2006
€ MM
300
200
100
0
-100
-200
2003A
2004A
2005A
2006E
2007E
2008E
2009E
2010E

- The implementation of Crédit Agricole S.A.'s action plan expected to have a significantly adverse impact on Emporiki's profitability in the early years compared to consensus estimates
- Upfront investment required to continue restructuring program and stimulate top-line growth and cross-selling opportunities underpinning longer-term turnaround



CRÉDIT
AGRICOLE S.A.

Emporiki / Crédit Agricole S.A. Partnership: the Joint Ventures


8,83%
Emporiki Bank
100 %
CRÉDIT AGRICOLE ASSET MANAGEMENT
20 %
Emporiki Hermes Mutual Funds
Emporiki Asset Management
80 %
20 %
80 %
100 %
PREDICA
100 %
50 %
Emporiki Life
50 %
100 %
SOFINCO
50 %
Emporiki Credicom
50 %

- As part of the framework agreement, Crédit Agricole S.A. and Emporiki have built joint ventures in key growth areas within the scope of their strategic partnership:
  - Consumer finance (Credicom)
  - Bancassurance (Emporiki Life)
  - Asset management (Emporiki Asset Management, Emporiki Hermes Mutual Funds)
- Majority control of Emporiki to allow realisation of full potential of joint ventures


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s Vision for Emporiki


Emporiki
Credicom


SOFINCO
construisons vos rêves

Credicom: Consumer Finance Joint Venture

- Formation of Credicom resulted from the combination of Emporiki's and Crédit Agricole S.A.'s similar strategies for reaching a leading position in their respective consumer finance markets
  - Combination of best practices of both organisations
  - Success is a testament to benefits of creating a specialized organistion focused on this segment of the market
- Financial figures underscore success of joint venture:

250% increase in loan portfolio in 2005

€430 MM loan portfolio as of Q1 2006

0.4% non-performing loans as a % of total portfolio

Leading market position in car financing within one year

Significant contribution to the increase in market share of Emporiki in 2005 and Q1 06

Turned to **profitability within 1.5 years** from its creation

- Significant scope for future growth (Greek consumer credit expansion 3 times Eurozone average) combined with Credicom's goal of achieving leading market position highlights potential of this joint venture


CRÉDIT
AGRICOLE S.A.


Emporiki
Life
PREDICA
ASSURANCES DE PERSONNES

Emporiki Life: Bancassurance Joint Venture

- Emporiki Life has been a key contributor to the rapid expansion of bancassurance in Greece
  - Best rate of growth in 2005 among life insurance companies
- With the support of Crédit Agricole S.A.'s expertise, a competitive range of products and efficient sales processes have been introduced
- Current limited sales capacity of Emporiki constraint on Emporiki Life meeting its initial targets
- Significant cross-selling opportunities to be generated from adoption of a more pro-active and customer-oriented management of the network
  - Driving market share increase in bancassurance market


CRÉDIT
AGRICOLE S.A.

Content


CRÉDIT
AGRICOLE S.A.

Conclusion

- The offer to Emporiki's shareholders
  - 100% cash offer for all Emporiki shares
  - €23.5 per share represents a 40-50% premium vis-à-vis other Greek banks
  - Offer fully in-line with the Greek government's stated privatisation objectives and principles
- The rationale for Crédit Agricole S.A.
  - Confidence in Greece
  - Pension fund issue resolved
  - Offer consistent with Crédit Agricole S.A.'s financial criteria
  - Major step in international development plan


CRÉDIT
AGRICOLE S.A.

Indicative Timetable

- **Detailed timetable to be announced with publication of the tender offer document approved by the CMC**


13 June

- Announcement of offer for Emporiki


by end of June

- Offer document made public and acceptance period begins


August

- Acceptance period expires and estimated payment date


CRÉDIT
AGRICOLE S.A.

Content


CRÉDIT
AGRICOLE S.A.

Overview of Emporiki

- Emporiki key figures reported as of December 2005:
  - ROE: 10%
  - Net banking income: €826 MM
  - Net income: €76 MM
  - Total assets: €20,018 MM
  - Gross loans: €16,319 MM
  - Customer deposits: €15 Bn
  - Number of employees: 7,657
- Fourth largest Greek bank by total loan market share
- Network: 373 branches and 708 ATMs

Overview of Crédit Agricole S.A.

- Crédit Agricole S.A.'s key figures reported as of December 2005:
  - ROE: 15.8%
  - Net banking income: €13,693 MM
  - Net income group share: €3,891 MM
  - Total assets: €1,061 Bn
  - Gross loans: €261 Bn
  - Customer deposits: €417 Bn
  - Assets under management: €563 Bn
- 62,112 employees as of 2005
  - of which approximately 32% are outside of France
- Number of branches: 9,100
- Number of customers: 21 million
- Crédit Agricole S.A.'s financial strength highlighted by robust credit ratings:
  - Moody's: Aa2
  - S&P: AA-
  - Fitch: AA


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.'s International Presence

- Crédit Agricole S.A. - Calyon
- Asset management
- Specialised financial sevices


CRÉDIT
AGRICOLE S.A.